IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THE SUPPORTING FINANCIAL DATA OF THIS EXHIBIT 99.3 TO THE REGISTRANT'S FORM S-1 IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION


SEC MAIL
RECEIVED
PROCESSING
MAY 0 5 2011
WASH, D.C.
193
SECTION

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SE

FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS

BY ELECTRONIC FILERS


11007445

Poage Bankshares, Inc.
(Exact Name of Registrant as Specified in Charter)

0001511071
(Registrant's CIK Number)

Exhibit 99.3.2 to the Form S-1
(Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part
(Give Period of Report))

333-172192
(SEC File Number, if Available)

Not Applicable
(Name of Person Filing the Document
(If Other Than the Registrant))

LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW

5335 WISCONSIN AVENUE, N.W., SUITE 780
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER'S DIRECT DIAL NUMBER
(202) 274-2016

WRITER'S EMAIL
jcass@luselaw.com

May 5, 2011


SEC MAIL PROCESSING
RECEIVED
MAY 0 5 2011
WASH, D.C.
193
SECTION

Via Hand Delivery

Filing Desk
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Poage Bankshares, Inc.
Form SE

Dear Sir or Madam:

In accordance with Rules 202 and 311(g)(2) of Regulation S-T, the supporting financial information from Exhibit 99.3.2 to the Registration Statement on Form S-1 of Poage Bankshares, Inc. (the "Company"), which is the Company's Valuation Appraisal Report, is being filed in paper format pursuant to the Company's grant of continuing hardship exemption dated February 3, 2011. On behalf of the Company, please find enclosed for filing one (1) original and two (2) copies of the Company's Form SE, which includes the entire Valuation Appraisal Report.

Please acknowledge receipt of this filing by stamping a copy of this letter and returning it to us via our courier. If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at (202) 274-2016 or Robert Pomerenk at (202) 274-2011. Thank you for your assistance.

Very truly yours,

Jeffrey Cass
Paralegal

Enclosures

cc: Darryl E. Akers, Co-President and Co-Chief Executive Officer
Robert B. Pomerenk, Esq.

F:\clients\1254\Conversion\SEC Letter Form SE (amend 2).doc

SIGNATURES

The Registrant has duly caused this form to be signed on its behalf by the undersigned, thereunto duly authorized, in Ashland, Kentucky on May 5, 2011.

Poage Bankshares, Inc.

By: 

Darryl E. Akers
President and Chief Executive Officer

EXHIBIT 99.3.2

PRO FORMA VALUATION UPDATE REPORT

POAGE BANKSHARES, INC.
Ashland, Kentucky

PROPOSED HOLDING COMPANY FOR:
HOME FEDERAL SAVINGS AND LOAN ASSOCIATION
Ashland, Kentucky

Dated As Of:
April 28, 2011
(Stock Prices as of April 21, 2011)

Prepared By:

RP® Financial, LC.
1100 North Glebe Road
Suite 1100
Arlington, Virginia 22201

April 21, 2011

Board of Directors
Home Federal Savings and Loan Association
1500 Carter Avenue
Ashland, Kentucky 41101

Members of the Board of Trustees:

We have completed and hereby provide an updated appraisal of the estimated pro forma market value of the common stock which is to be issued in connection with the mutual-to-stock conversion described below.

This updated appraisal is furnished pursuant to the conversion regulations promulgated by the Office of Thrift Supervision ("OTS"). Specifically, this Appraisal has been prepared in accordance with the "Guidelines for Appraisal Reports for the Valuation of Savings and Loan Associations Converting from Mutual to Stock Form of Organization" as set forth by the OTS, and applicable regulatory interpretations thereof. Our original appraisal report, dated April 1, 2011 (the "Original Appraisal") is incorporated herein by reference. As in the preparation of our Original Appraisal, we believe the data and information used herein is reliable; however, we cannot guarantee the accuracy and completeness of such information.

The Board of Directors of Home Federal Savings and Loan Association ("Home Federal" or the "Association") adopted a plan of conversion on December 21, 2010. Pursuant to the plan of conversion, the Association will convert from the mutual form of organization to a fully stock form and become a wholly owned subsidiary of Poage Bankshares, Inc. ("Poage Bankshares" or the "Company") a newly formed Maryland corporation. The Company will own all of the outstanding shares of the Association. Following the completion of the offering, Poage Bankshares will be a savings and loan holding company, and its primary regulator will be the OTS.

Pursuant to the plan of conversion, the Company will offer its stock in a subscription offering to Eligible Account Holders of the Association, Tax-Qualified Plans, Supplemental Eligible Account Holders, and Other Members. To the extent that shares remain available for purchase after satisfaction of all subscriptions received in the subscription offering, the shares may be offered for sale in a direct or syndicated community offering.

This updated appraisal reflects the following noteworthy items: (1) a review of recent developments in Home Federal's financial condition, including financial data through March 31, 2011; (2) an updated comparison of Home Federal's financial condition and operating results versus the Peer Group companies identified in the Original Appraisal; and, (3) a review of stock market conditions since the date of the Original Appraisal.

Washington Headquarters
Three Ballston Plaza
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com

The estimated pro forma market value is defined as the price at which the Company's common stock, immediately upon completion of the public stock offering, would change hands between a willing buyer and a willing seller, neither being under any compulsion to buy or sell and both having reasonable knowledge of relevant facts.

Our valuation is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing shares of the common stock. Moreover, because such valuation is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons who purchase shares of common stock in the conversion will thereafter be able to buy or sell such shares at prices related to the foregoing valuation of the pro forma market value thereof. RP Financial is not a seller of securities within the meaning of any federal and state securities laws and any report prepared by RP Financial shall not be used as an offer or solicitation with respect to the purchase or sale of any securities. RP Financial maintains a policy which prohibits the company, its principals or employees from purchasing stock of its client institutions.

<u>*Discussion of Relevant Considerations*</u>

1. <u>Financial Results</u>

Table 1 presents summary balance sheet and income statement details for the 12 months ended December 31, 2010 and updated financial information through March 31, 2011. Home Federal's assets increased by $6.8 million or 2.4% from December 31, 2010 to March 31, 2011, as the Association continued to expand the asset base. Cash and cash equivalents expanded substantially during the most recent three month period, as funds from both additional deposits and from maturities and paydowns of investment securities were placed into short-term investment accounts. Loans receivable increased slightly during the first calendar quarter, while real estate owned ("REO") and bank owned life insurance ("BOLI") also both recorded increases. Overall, Home Federal's cash and investments (inclusive of FHLB stock) increased from $88.3 million or 30.7% of assets at December 31, 2010 to $93.4 million or 31.7% of assets at March 31, 2011. Loans receivable increased from $182.3 million or 63.4% of assets at December 31, 2010 to $182.9 million or 62.1% of assets at March 31, 2011.

Updated credit quality measures reflected little change during the quarter ended March 31, 2011, with non-performing assets equaling $1.8 million at both December 31, 2010 and March 31, 2011. As of March 31, 2011, non-performing assets held by the Association consisted of $1.6 million of non-performing loans and $0.5 million of repossessed assets. Loans secured by 1-4 family properties comprised the largest portion of the non-performing assets balance.

Asset growth during the quarter ended March 31, 2011 was achieved by increases in the deposit base, offset in part by declines in borrowed funds. A significant portion of the increase in deposits was in savings and NOW accounts, while there was a decline in certificates of deposit. Borrowings equaled $26.8 million as of March 31, 2011, a decline of $1.7 million from December 31, 2010, reflecting the Association's strategy of reducing wholesale funding as the retail deposit base expands. All of the Association's borrowings continue to consist solely of Federal Home Loan Bank advances. Home Federal's equity increased by $1,026,000 over the most recent three month period, which was attributable to the net income of $481,000 recorded during the period, and an improvement in the balance of other comprehensive income of

$545,000 related to the market value of securities held as available for sale. The increase in equity more than offset the growth in assets, and provided for a net increase in the equity-to-assets ratio from 9.46% at December 31, 2010 to 9.58% at March 31, 2011.

Table 1
Home Federal Savings and Loan Association
Recent Financial Data

	At Dec. 31, 2010		At March 31, 2011	
	Amount ($000)	Assets (%)	Amount ($000)	Assets (%)
Balance Sheet Data				
Total assets	$287,708	100.0%	$294,546	100.0%
Cash, cash equivalents	13,309	4.6	22,673	7.7
Investment securities	73,108	25.4	68,795	23.4
Real estate owned	207	0.1	546	0.2
Loans receivable, net	182,258	63.4	182,929	62.1
FHLB stock	1,883	0.7	1,883	0.6
BOLI	6,298	2.2	6,354	2.2
Deposits	$229,595	79.8%	$237,219	80.5%
Borrowings	28,526	9.9	26,832	9.1
Total equity	27,204	9.5	28,230	9.6

	12 Months Ended Dec. 31, 2010		12 Months Ended March 31, 2011	
	Amount ($000)	Avg. Assets (%)	Amount ($000)	Avg. Assets (%)
Summary Income Statement				
Interest income	$13,296	4.69%	$12,961	4.50%
Interest expense	(5,265)	(1.86)	(5,025)	(1.75)
Net interest income	$8,031	2.83%	$7,936	2.76%
Provisions for loan losses	(650)	(0.23)	(650)	(0.23)
Net interest income after provisions	$7,381	2.60%	$7,286	2.53%
Non-interest operating income	$732	0.26%	$722	0.25%
Non-interest operating expense	(6,949)	(2.45)	(7,011)	(2.44)
Net operating income	$1,164	0.41%	$997	0.35%
Gain(loss) on sale of REO	($107)	(0.04%)	($112)	(0.04%)
Data Proc. Termination Costs	(675)	(0.23)	(650)	(0.23)
Gain on sale of loans	286	0.10	337	0.12
Gain on sale of investments	2,269	0.80	2,269	0.79
Net non-operating income(expense)	$1,773	0.63%	$1,844	0.64%
Income (loss) before income taxes	$2,937	1.04%	$2,841	0.99%
Income taxes	(666)	(0.24)	686	(0.24)
Net income(loss)	$2,271	0.80%	$2,155	0.75%

Sources: Home Federal preliminary prospectus, audited and unaudited financial statements, and RP Financial calculations.

Home Federal's operating results for the 12 months ended December 31, 2010 and March 31, 2011 are also set forth in Table 1. The Association's reported earnings decreased from $2,271,000 or 0.80% of average assets for the 12 months ended December 31, 2010 to $2,155,000 or 0.75% of average assets for the 12 months ended March 31, 2011. The lower net income was largely due to a decline in the net interest income ratio and a slight increase in the level of non-operating income, including higher levels of gains recognized on the sale of loans.

Home Federal's net interest income showed a declining trend during the most recent 12 month period, which served to decrease the net interest income to average assets ratio from 2.83% during the 12 months ended December 31, 2010 to 2.76% during the 12 months ended March 31, 2011. The dollar amounts of interest income and interest expense both declined over the time periods examined due to the continued presence of a low interest rate environment over the trailing 12 month period. The decrease in the net interest income ratio was caused by a narrower yield-cost spread for the quarter ended March 31, 2011 compared to the year ago quarter, which was realized through a more significant decline in the Association's average rate on interest-earning assets relative to the decline in the average yield on interest-bearing liabilities. Overall, the Association's interest rate spread decreased from 1.60% during the quarter ended March 31, 2010 to 1.47% during the quarter ended March 31, 2011.

Non-interest operating income decreased slightly, by one basis point, in the Association's updated earnings, and equaled 0.25% of average assets for the 12 months ended March 31, 2011. Overall, when factoring non-interest operating income into core earnings, the Association's updated efficiency ratio of 81.1% (operating expenses, as a percent of net interest income and non-interest operating income) was slightly less favorable than the 79.3% efficiency ratio recorded for the 12 months ended December 31, 2010.

Higher operating expenses for the most recent 12 month period were more than offset by the increase in assets, resulting in a decrease to the operating expense ratio from 2.45% for the 12 months ended December 31, 2010 to 2.44% for the 12 months ended March 31, 2011. Home Federal's updated ratios for net interest income and operating expenses provided for a slightly less favorable expense coverage ratio (net interest income divided by operating expenses), which equaled 1.16x and 1.13x for the 12 months ended December 31, 2010 and March 31, 2011, respectively.

The Association's updated earnings showed a slightly larger level of expense related to the sale of REO, data processing contract termination costs, and gains on the sale of loans and investments over the trailing 12 month period. The increase in non-operating income was due primarily to higher levels of gains on the sale of loans, along with modest changes in data processing contract termination costs and losses on REO sales. Net non-operating income increased from $1.773 million for the 12 months ended December 31, 2010 to $1.844 million for the 12 months ended March 31, 2011. For valuation purposes, the REO losses, data processing contract termination costs, and the gain on sale of investments were assumed to be non-recurring.

Loan loss provisions on a trailing 12 month basis were unchanged in the Association's updated earnings, remaining at $650,000 for the 12 month periods shown in Table 1. These provisions reflect the Association's continued strategy of building the allowance for loan and lease losses in concert with the planned increases in loans and to build the overall level of reserves. As of March 31, 2011, the Association maintained allowances for loan losses of $1.372 million, equal to 0.75% of net loans receivable and 84.22% of non-performing loans.

The Association's effective tax rate was 24.2% during the 12 months ended March 31, 2011 compared to 23.1% during the 12 months ended December 31, 2010, as Home Federal continues to benefit from tax-advantaged income from municipal bonds and BOLI. As set forth in the Original Appraisal, the Association's marginal effective statutory tax rate approximates 34.0%.

2. Peer Group Financial Comparisons

Tables 2 and 3 present the financial characteristics and operating results for Home Federal, the Peer Group and all publicly-traded thrifts. The Association's financial information and ratios are based on financial results through March 31, 2011, while the Peer Group's ratios are based on financial results through December 31, 2010, or the latest date available.

In general, the comparative balance sheet ratios for the Association and the Peer Group did not vary significantly from the ratios exhibited in the Original Appraisal. The Association's updated interest-earning asset composition reflected a higher concentration of cash and investments and a lower concentration of loans. Overall, the Association and the Peer Group maintained comparable levels of interest-earning assets, as updated interest-earning assets-to-assets ratios equaled 96.2% and 96.4% for the Association and the Peer Group, respectively. The Peer Group's non-interest earning assets included goodwill and other intangibles equal to 0.1% of assets.

The updated mix of deposits and borrowings maintained by Home Federal and the Peer Group did not change significantly from the Original Appraisal. Home Federal's funding composition continued to reflect a higher level of deposits and less dependence on borrowings as a funding source relative to the comparable Peer Group measures. Updated interest-bearing liabilities-to-assets ratios equaled 89.6% and 85.7% for the Association and the Peer Group, respectively. Home Federal posted an updated tangible equity-to-assets ratio of 9.6%, which remained below the comparable Peer Group ratio of 13.3%. Home Federal's updated interest-earning assets-to-interest-bearing liabilities ("IEA/IBL") ratio equaled 107.4%, which remained below the comparable Peer Group ratio of 112.5%. As discussed in the Original Appraisal, the additional capital realized from stock proceeds should serve to increase Home Federal's IEA/IBL ratio, as the level of interest-bearing liabilities funding assets will be lower due to the increase in capital realized from the offering and the net proceeds realized from the offering will be primarily deployed into interest-earning assets.

Updated growth rates for Home Federal are based on annualized rates for the 15 months ended March 31, 2011, while the Peer Group's growth rates are based on the 12 months ended December 31, 2010. Home Federal recorded an annualized increase in assets of 0.93% over the time period examined, versus annual asset shrinkage of 5.0% by the Peer Group. Home Federal reported an increase in cash and investments and a slight decrease in loans, while the Peer Group, similar to the Original Appraisal, reduced cash and investments and increased loans, on average.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table 2
Balance Sheet Composition and Growth Rates
Comparable Institution Analysis
As of December 31, 2010

	Balance Sheet as a Percent of Assets										Balance Sheet Annual Growth Rates							Regulatory Capital		
	Cash & Equivalents	MBS & Invest	BOLI	Loans	Deposits	Borrowed Funds	Sub. Debt	Net Worth	Goodwill & Intang	Tng Net Worth	Assets	MBS, Cash & Investments	Loans	Deposits	Borrows. &Subdebt	Net Worth	Tng Net Worth	Tangible	Core	Reg.Cap.
Home FS&LA of Ashland, KY																				
March 31, 2011	7.7	23.4	2.2	62.1	80.5	9.1	0.0	9.6	0.0	9.6	0.93	2.49	-0.49	3.29	-13.59	1.39	1.39	9.53	9.53	19.40
All Public Companies																				
Average	6.0	20.7	1.4	66.7	73.1	13.3	0.5	12.0	0.8	11.2	3.51	11.03	0.74	5.91	-15.65	2.10	1.71	11.14	11.02	18.79
Medians	4.8	18.9	1.5	68.9	73.5	12.3	0.0	10.8	0.1	9.9	0.82	8.38	-1.13	2.77	-12.22	2.15	2.21	9.96	9.80	16.70
State of KY																				
Averages	4.0	21.8	0.4	66.8	67.9	13.8	0.5	17.2	3.1	14.1	2.97	21.78	-3.85	2.32	-2.02	19.85	20.57	11.10	11.10	19.24
Medians	4.0	21.8	0.4	66.8	67.9	13.8	0.5	17.2	3.1	14.1	2.97	21.78	-3.85	2.32	-2.02	19.85	20.57	11.10	11.10	19.24
Comparable Group																				
Averages	4.1	26.1	1.2	65.1	73.8	11.7	0.2	13.3	0.1	13.3	-4.95	-14.93	2.82	0.87	-25.81	-1.86	-1.82	11.69	11.69	18.82
Medians	4.0	22.0	0.9	69.4	75.8	12.0	0.0	9.9	0.0	9.9	0.01	-9.47	3.86	2.52	-22.05	2.51	2.46	11.47	11.47	16.70
Comparable Group																				
AFCB Athens Bancshares, Inc. of TN	5.4	16.0	3.2	71.7	77.6	3.2	0.0	17.8	0.2	17.7	0.56	-13.10	4.17	-8.63	-19.73	NM	NM	13.53	13.53	20.78
FFDF FFD Financial Corp of Dover OH	6.3	4.1	0.0	86.8	83.4	6.7	0.0	8.9	0.0	8.9	5.84	-1.34	7.15	6.45	0.46	3.67	3.67	9.00	9.00	11.30
FABK First Advantage Bancorp of TN	2.3	23.4	0.1	69.9	63.6	15.7	0.0	19.3	0.0	19.3	0.30	-22.11	13.17	1.51	-1.22	-5.39	-5.39	13.89	13.89	19.24
LSBI LSB Fin. Corp. of Lafayette IN	3.7	4.1	1.8	86.9	83.8	6.1	0.0	9.6	0.0	9.6	0.21	2.54	0.60	12.09	-60.53	5.00	5.00	9.40	9.40	13.80
LABC Louisiana Bancorp, Inc. of LA	2.3	39.9	0.0	55.8	58.7	21.3	0.0	18.8	0.0	18.8	-2.70	-18.18	13.04	-0.14	6.96	-17.82	-17.82	16.02	16.02	34.70
MFLR Mayflower Bancorp, Inc. of MA	4.9	36.0	0.0	52.1	89.1	1.8	0.0	8.5	0.0	8.5	-0.21	-5.83	4.16	1.30	-47.06	2.56	2.61	NA	NA	NA
OBAF OBA Financial Serv. Inc of MD	5.6	8.8	2.4	80.1	64.3	12.6	0.0	22.8	0.0	22.8	-22.31	-68.63	3.55	-35.15	-30.60	NM	NM	NA	NA	NA
RIVR River Valley Bancorp of IN	4.3	20.6	2.5	68.9	74.1	15.0	1.9	8.1	0.0	8.1	-2.41	-1.31	-3.70	3.53	-24.36	2.45	2.30	NA	NA	NA
WVFC WVS Financial Corp. of PA	3.3	74.7	0.0	20.1	65.8	23.2	0.0	10.2	0.0	10.2	-30.29	-34.74	-8.82	24.21	-70.14	-9.14	-9.14	NA	NA	16.70
WAYN Wayne Savings Bancshares of OH	2.9	33.6	1.7	58.1	78.1	11.5	0.0	9.3	0.5	8.8	1.55	13.43	-5.07	3.54	-11.90	3.76	4.25	8.30	8.30	15.20

(1) Financial information is for the quarter ending September 30, 2010.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table 3
Income as a Percent of Average Assets and Yields, Costs, Spreads
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2010

		Net Interest Income					Other Income				G&A/Other Exp.		Non-Op. Items		Yields, Costs, and Spreads				
	Net Income	Income	Expense	NII	Loss Provis. on IEA	NII After Provis.	Loan Fees	R.E. Oper.	Other Income	Total Other Income	G&A Expense	Goodwill Amort.	Net Gains	Extrao. Items	Yield On Assets	Cost Of Funds	Yld-Cost Spread	MEMO: Assets/ FTE Emp.	MEMO: Effective Tax Rate
Home FS&LA of Ashland, KY																			
March 31, 2011	0.75	4.50	1.75	2.76	0.23	2.53	0.00	0.00	0.25	0.25	2.44	0.00	0.64	0.00	4.88	2.31	2.57	5,557	24.24
All Public Companies																			
Averages	0.11	4.58	1.55	3.03	0.75	2.28	0.02	-0.08	0.86	0.81	2.84	0.05	0.10	0.00	4.92	1.77	3.14	5,775	29.81
Medians	0.40	4.60	1.52	3.06	0.47	2.52	0.00	-0.01	0.63	0.58	2.75	0.00	0.05	0.00	4.90	1.75	3.16	4,715	31.48
State of KY																			
Averages	0.58	4.76	1.90	2.85	0.29	2.56	0.00	0.00	0.37	0.37	2.27	0.04	0.22	0.00	5.12	2.31	2.81	5,275	30.94
Medians	0.58	4.76	1.90	2.85	0.29	2.56	0.00	0.00	0.37	0.37	2.27	0.04	0.22	0.00	5.12	2.31	2.81	5,275	30.94
Comparable Group Average																			
Averages	0.45	4.63	1.54	3.10	0.37	2.73	0.01	-0.04	0.57	0.54	2.78	0.01	0.14	0.00	4.86	1.78	3.08	4,471	31.34
Medians	0.54	4.86	1.59	3.29	0.40	2.98	0.00	-0.01	0.51	0.46	2.75	0.00	0.22	0.00	5.05	1.82	3.40	4,055	33.21
Comparable Group																			
APCB Athens Bancshares, Inc. of TN	0.30	5.20	1.56	3.64	0.61	3.02	0.00	0.00	1.58	1.58	4.27	0.03	-0.03	0.00	5.55	1.89	3.66	2,958	NM
FFDF FFD Financial Corp of Dover OH	0.66	5.22	1.63	3.59	0.45	3.14	0.00	-0.01	0.24	0.24	2.73	0.00	0.36	0.00	5.38	1.81	3.57	4,023	34.39
FABK First Advantage Bancorp of TN	0.49	5.10	1.45	3.65	0.39	3.26	0.00	0.00	0.42	0.42	3.28	0.00	0.38	0.00	5.35	1.83	3.52	4,015	36.31
LSBI LSB Fin. Corp. of Lafayette IN	0.56	5.03	1.63	3.40	0.73	2.67	0.00	-0.12	0.90	0.78	2.88	0.00	0.27	0.00	5.33	1.81	3.52	4,086	33.21
LABC Louisiana Bancorp, Inc. of LA	0.79	4.96	1.80	3.16	0.08	3.07	0.00	-0.03	0.19	0.17	2.26	0.00	0.16	0.00	5.05	2.30	2.75	5,014	31.31
MFLR Mayflower Bancorp, Inc. of MA	0.54	4.25	0.83	3.42	0.12	3.30	0.05	-0.12	0.64	0.57	3.36	0.00	0.34	0.00	4.56	0.91	3.64	3,610	35.99
OBAF OBA Financial Serv. Inc of MD	-0.08	4.17	1.22	2.95	0.41	2.54	0.01	0.00	0.23	0.24	2.65	0.00	-0.31	0.00	4.39	1.51	2.88	5,807	53.45
RIVR River Valley Bancorp of IN	0.59	4.77	1.87	2.90	0.68	2.22	0.00	0.00	0.73	0.73	2.49	0.00	0.27	0.00	5.05	2.05	3.00	4,548	19.25
WVFC WVS Financial Corp. of PA	0.10	3.13	2.02	1.11	0.00	1.10	0.00	0.00	0.16	0.16	1.09	0.00	-0.06	0.00	3.18	2.23	0.95	6,823	16.79
WAYN Wayne Savings Bancshares of OH	0.54	4.52	1.35	3.17	0.24	2.93	0.00	-0.09	0.59	0.50	2.77	0.02	0.05	0.00	4.79	1.51	3.28	3,827	21.34

(1) Financial information is for the quarter ending September 30, 2010.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

Home Federal's modest asset growth was funded with deposits, which increased at a 3.3% annualized rate, most of which was offset by shrinkage in borrowed funds. The Peer Group's balance sheet reductions were obtained primarily through payoffs of borrowed funds, as such funds declined by 25.8% over the most recent 12 month period, while deposits increased by a minimal 0.9% over the same time period. Home Federal reported an updated tangible net worth growth rate of 1.4%, reflecting profitable operations, while the Peer Group's tangible equity declined by 1.9% annually.

Table 3 displays comparative operating results for Home Federal and the Peer Group, based on their reported income statements for the 12 months ended March 31, 2011. The Association's updated figures indicated net income of 0.75% of average assets, versus net income of 0.45% of average assets for the Peer Group. Lower loan loss provisions, lower operating expenses and higher non-operating income continued to account for the Association's higher return in comparison to the Peer Group, while higher non-interest income remained an earnings advantage for the Peer Group.

In terms of core earnings strength, updated expense coverage ratios posted by Home Federal and the Peer Group equaled 1.13x and 1.12x respectively. The Association's stronger expense coverage ratio continued to be realized through maintenance of a lower operating expense ratio (2.44% of average assets versus 2.78% of average assets for the Peer Group), offset by lower net interest income ratio (2.76% of average assets versus 3.10% of average assets for the Peer Group). Higher interest income and lower interest expense ratios accounted for the Peer Group's higher net interest income ratio. These factors are evident in the yields, costs and spreads section of Table 3, which reveals the Association's similar yield on earning assets, higher cost of funds, and lower interest rate spread.

Non-interest operating income remained a higher contributor to the Peer Group's earnings, as such income amounted to 0.25% and 0.54% of the Association's and the Peer Group's average assets, respectively. Accordingly, taking non-interest operating income into account in assessing Home Federal's core earnings strength relative to the Peer Group, the Association's updated efficiency ratio of 81.1% remained less favorable than the Peer Group's efficiency ratio of 76.4%.

Loan loss provisions remained a larger factor in the Peer Group's earnings, as updated loan loss provisions established by the Association and the Peer Group equaled 0.23% and 0.37% of average assets, respectively.

Updated non-operating gains equaled net income of 0.64% of average assets for the Association versus non-operating gains equal to 0.14% of average assets for the Peer Group. For Home Federal, such income included gains on the sale of investment securities and loans, offset in part by losses on the termination of the Association's data processing contract and losses on sale of REO. As set forth in the Original Appraisal, typically, such gains and losses are discounted in the valuation analyses as they tend to have a relatively high degree of volatility, and thus are not considered part of core operations. If gains are attributable to secondary market loan sales on a regular basis, then such gains may warrant some consideration as a core profitability component, depending on the prevailing market environment. However, loan sale gains are typically viewed as a more volatile source of income than income generated through the net interest margin and non-interest operating income, and are given less consideration in developing core earnings for valuation purposes. Extraordinary items remained a non-factor in the Association's and the Peer Group's updated earnings.

The Association reported an effective tax rate of 24.2%, versus an average effective tax rate of 31.3% for the Peer Group. Home Federal's effective tax rate is reduced by certain tax-advantaged income from municipal and BOLI revenue. As indicated in the prospectus, the Association's effective marginal tax rate is equal to 34.0%.

Home Federal's updated credit quality measures generally remained more favorable than the credit quality measures for the Peer Group. As shown in Table 4, the Association's non-performing assets/assets and non-performing loans/loans equaled 0.63% and 0.71%, respectively, versus comparable ratios of 2.24% and 3.03% for the Peer Group. The Association maintained loan loss reserves as a percent of non-performing loans and loans of 105.86% and 0.75%, respectively, versus comparable ratios of 72.84% and 1.30% for the Peer Group. Net loan charge-offs remained a more significant factor for the Peer Group, as net loan charge-offs for the Association equaled 0.04% of loans versus 0.21% of loans for the Peer Group.

3. Stock Market Conditions

Since the date of the Original Appraisal (April 1, 2011), the broader stock market has generally trended higher. Stocks started out the second quarter of 2011 with gains, as investors were heartened by the March employment report which showed signs of stronger job creation and the lowest unemployment rate in two years. Investors exercised caution in early-April ahead of the potential shutdown of the U.S. Government, which provided for a narrow trading range in the broader stock market. Worries about the high cost of raw materials undercutting growth prospects and some favorable economic reports translated into a mixed stock market performance in mid-April, although stocks recovered upon the reaching of a budget deal by Congress. On April 21, 2011, the DJIA closed at 12505.99 or 1.0% higher since the date of the Original Appraisal and the NASDAQ closed at 2820.16 or 1.1% higher since the date of the Original Appraisal.

Thrift stocks generally moved slightly lower since the date of the Original Appraisal. The favorable employment report for March 2011 helped thrift stocks advance along with the broader stock at the start of the second quarter of 2011. Financial stocks outpaced the broader market in early-April, based on improving conditions for the larger banks and then eased lower on growing concerns about the potential shutdown of the U.S. Government. Mixed second quarter earnings reports coming out of the financial sector pressured thrift stocks lower heading into mid and late-April. On April 21, 2011, the SNL Index for all publicly-traded thrifts closed at 565.1, a decrease of 2.6% since April 1, 2011. Stock price and related information regarding all publicly-traded savings institutions is contained in Exhibit 1.

In comparison to the slight downward movement in the SNL Index, the updated pricing measures for the Peer Group were generally stable, while the averages for all publicly-traded thrifts were somewhat lower compared to the Original Appraisal. In comparison to the averages for all publicly-traded thrifts, the Peer Group's updated pricing measures reflected a lower P/E multiple, a higher core P/E multiple and lower P/B and P/TB ratios. Since the date of the Original Appraisal, the stock prices of five out of the ten Peer Group companies were higher as

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table 4
Credit Risk Measures and Related Information
Comparable Institution Analysis
As of December 31, 2010 or Most Recent Date Available

Institution	REO/ Assets (%)	NPAs & 90+Del/ Assets (%)	NPLs/ Loans (%)	Rsrves/ Loans (%)	Rsrves/ NPLs (%)	Rsrves/ NPAs & 90+Del (%)	Net Loan Chargoffs ($000)	NLCs/ Loans (%)
Home FS&LA of Ashland, KY	0.19	0.63	0.71	0.75	105.86	74.48	71	0.04
All Public Companies								
Averages	0.56	3.73	4.43	1.77	65.59	54.81	1,463	0.72
Medians	0.24	2.49	3.23	1.49	46.11	39.61	439	0.27
State of KY								
Averages	0.52	2.63	2.97	1.22	48.79	31.91	1,198	0.75
Medians	0.52	2.63	2.97	1.22	48.79	31.91	1,198	1.51
Comparable Group Average								
Averages	0.26	2.24	3.03	1.30	72.84	54.74	132	0.21
Medians	0.21	1.29	2.61	1.30	57.26	51.74	67	0.15
Comparable Group								
AFCB Athens Bancshares, Inc. of TN	0.40	3.02	3.53	1.95	55.23	47.15	80	0.16
FFDF FFD Financial Corp of Dover OH	0.00	1.48	1.68	1.32	78.60	78.60	17	0.04
FABK First Advantage Bancorp of TN	0.03	0.95	1.29	1.49	115.37	111.32	53	0.09
LSBI LSB Fin. Corp. of Lafayette IN	0.33	5.18	5.29	1.63	30.76	27.74	439	0.53
LABC Louisiana Bancorp, Inc. of LA	0.53	0.81	0.50	0.97	193.72	67.55	172	0.38
MFLR Mayflower Bancorp, Inc. of MA	0.49	NA	NA	1.00	NA	NA	41	0.13
OBAF OBA Financial Serv. Inc of MD	0.05	1.09	1.28	0.76	59.29	56.32	0	0.00
RIVR River Valley Bancorp of IN	0.10	4.53	6.34	1.41	22.22	21.71	413	0.61
WVFC WVS Financial Corp. of PA	0.00	0.88	4.33	1.19	27.52	27.52	0	0.00
WAYN Wayne Savings Bancshares of OH	0.65	NA	NA	1.27	NA	NA	109	0.18

(1) Financial information is for the quarter ending September 30, 2010.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

of April 21, 2011. A comparative pricing analysis of the Peer Group and all publicly-traded thrifts is shown in Table 5 based on market prices as of April 1, 2011 and April 21, 2011.

Table 5
Home Federal Savings and Loan Association
Peer Group and Industry Average Pricing Characteristics

	At April 1 2011	At April 21 2011	% Change
Peer Group			
Price/Earnings (x)(1)	16.26x	16.06x	(1.2)%
Price/Core Earnings (x)	23.25x	23.39x	0.6
Price/Book (%)	77.63%	77.62%	(0.0)
Price/Tangible Book(%)	78.09%	78.09%	0.0
Price/Assets (%)	10.40%	10.36%	(0.4)
Avg. Mkt. Capitalization ($Mil)	$33.44	$33.40	(0.1)
All Publicly-Traded Thrifts			
Price/Earnings (x)	17.86x	17.23x	(3.5)%
Price/Core Earnings (x)	18.63x	18.46x	(0.9)
Price/Book (%)	81.90%	80.68%	(1.5)
Price/Tangible Book(%)	90.21%	88.83%	(1.5)
Price/Assets (%)	9.84%	9.68%	(1.6)
Avg. Mkt. Capitalization ($Mil)	$352.23	$342.17	(2.9)

(1) Excludes one Peer Group company from the April 1, 2011 data for comparative purposes.

As set forth in the Original Appraisal, the "new issue" market is separate and distinct from the market for seasoned issues like the Peer Group companies in that the pricing ratios for converting issues are computed on a pro forma basis, specifically: (1) the numerator and denominator are both impacted by the conversion offering amount, unlike existing stock issues in which price change affects only the numerator; and (2) the pro forma pricing ratio incorporates assumptions regarding source and use of proceeds, effective tax rates, stock plan purchases, etc. which impact pro forma financials, whereas pricing for existing issues are based on reported financials. The distinction between the pricing of converting and existing issues is perhaps most evident in the case of the price/book ("P/B") ratio in that the P/B ratio of a converting thrift will typically result in a discount to book value, whereas in the current market for existing thrifts the P/B ratio may reflect a premium to book value. Therefore, it is appropriate to also consider the market for new issues, both at the time of the conversion and in the aftermarket.

As shown in Table 6, three standard conversions and three second-step conversions have been completed during the past three months. The standard conversion offerings are considered to be more relevant for Poage Bankshares' pro forma pricing. The average closing pro forma price/tangible book ratio of the three recent standard conversion offerings equaled 47.5%. On average, the three standard conversion offerings reflected price appreciation of 7.5% after the first week of trading. As of April 21, 2011, the three recent standard conversion

Table 6
Pricing Characteristics and After-Market Trends
Conversions Completed in Trailing 12 Months

Institutional Information			Pre-Conversion Data: Financial Info		Pre-Conversion Data: Asset Quality		Offering Information: Excluding Foundation				Contribution to Char. Found.		Insider Purchases: % Off Incl. Fdn.+Merger Shares			
Institution	Conversion Date	Ticker	Assets ($Mil)	Equity/ Assets (%)	NPAs/ Assets (%)	Res. Cov. (%)	Gross Proc. ($Mil.)	% Offer (%)	% of Mid. (%)	Exp./ Proc. (%)	Form	% of Public Off. Excl. Fdn. (%)	Benefit Plans: ESOP (%)	Benefit Plans: Recog. Plans (%)	Stk Option (%)	Mgmt. & Dirs. (%)(2)
Standard Conversions																
Sunshine Financial, Inc. - FL	4/6/11	SSNF-OTC-BB	$ 150	10.03%	3.75%	33%	$ 12.3	100%	118%	7.1%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%
Fraternity Comm. Bancorp, Inc. - MD	4/1/11	FRTR-OTC-BB	$ 170	9.42%	1.58%	196%	$ 15.9	100%	132%	5.0%	N.A.	N.A.	8.0%	4.0%	10.0%	2.8%
Anchor Bancorp - WA* (1)	1/26/11	ANCB-NASDAQ	$ 522	8.40%	5.10%	123%	$ 25.5	100%	85%	8.7%	N.A.	N.A.	4.0%	0.0%	0.0%	2.5%
Averages - Standard Conversions:			**$ 281**	**9.28%**	**3.48%**	**117%**	**$ 17.9**	**100%**	**112%**	**7.0%**	**N.A.**	**N.A.**	**6.7%**	**2.7%**	**6.7%**	**2.7%**
Medians - Standard Conversions:			**$ 170**	**9.42%**	**3.75%**	**123%**	**$ 15.9**	**100%**	**118%**	**7.1%**	**N.A.**	**N.A.**	**8.0%**	**4.0%**	**10.0%**	**2.8%**
Second Step Conversions																
Rockville Financial New, Inc., - CT* (1)	3/4/11	RCKB-NASDAQ	$ 1,649	10.56%	1.07%	122%	$ 171.1	58%	132%	1.9%	N.A.	N.A.	4.0%	3.8%	9.5%	0.4%
Eureka Financial Corp., - PA	3/1/11	EKFC-OTCBB	$ 127	11.10%	0.05%	1560%	$ 7.6	58%	95%	11.0%	N.A.	N.A.	8.0%	4.0%	10.0%	10.5%
Atlantic Coast Fin. Corp., - GA*	2/4/11	ACFC-NASDAQ	$ 893	5.67%	3.38%	51%	$ 17.1	65%	86%	11.5%	N.A.	N.A.	4.0%	4.0%	10.0%	10.8%
Averages - Second Step Conversions:			**$ 890**	**9.11%**	**1.50%**	**578%**	**$ 65.3**	**60%**	**104%**	**8.2%**	**N.A.**	**N.A.**	**5.3%**	**3.9%**	**9.8%**	**7.3%**
Medians - Second Step Conversions:			**$ 893**	**10.56%**	**1.07%**	**122%**	**$ 17.1**	**58%**	**95%**	**11.0%**	**N.A.**	**N.A.**	**4.0%**	**4.0%**	**10.0%**	**10.5%**
Averages - All Conversions:			**$ 501**	**9.20%**	**2.49%**	**347%**	**$ 41.6**	**80%**	**108%**	**7.6%**	**N.A.**	**N.A.**	**6.0%**	**3.3%**	**8.2%**	**5.0%**
Medians - All Conversions:			**$ 346**	**9.73%**	**2.48%**	**122%**	**$ 16.5**	**83%**	**107%**	**7.9%**	**N.A.**	**N.A.**	**6.0%**	**4.0%**	**10.0%**	**2.8%**

Institution	Initial Div. Yield (%)	Pro Forma Data: Pricing Ratios(3)(6): P/TB (%)	Core P/E (x)	P/A (%)	Financial Charac.: Core ROA (%)	TE/A (%)	Core ROE (%)	IPO Price ($)	Post-IPO Pricing Trends: Closing Price: First Trading Day ($)	% Chge (%)	After First Week(4) ($)	% Chge (%)	After First Month(5) ($)	% Chge (%)	Thru 4/21/11 ($)	% Chge (%)
Standard Conversions																
Sunshine Financial, Inc. - FL	0.00%	49.3%	61.2x	7.7%	0.1%	15.6%	0.8%	$10.00	$11.25	12.5%	$11.00	10.0%	$11.10	11.0%	$11.10	11.0%
Fraternity Comm. Bancorp, Inc. - MD	0.00%	54.4%	NM	8.7%	-0.6%	16.0%	-3.7%	$10.00	$11.00	10.0%	$11.21	12.1%	$11.00	10.0%	$11.00	10.0%
Anchor Bancorp - WA* (1)	0.00%	38.6%	NM	4.7%	-0.1%	12.1%	-0.9%	$10.00	$10.00	0.0%	$10.04	0.4%	$10.45	4.5%	$10.00	0.0%
Averages - Standard Conversions:	**0.00%**	**47.5%**	**61.2x**	**7.0%**	**-0.2%**	**14.6%**	**-1.3%**	**$10.00**	**$10.75**	**7.5%**	**$10.75**	**7.6%**	**$10.85**	**8.5%**	**$10.70**	**7.0%**
Medians - Standard Conversions:	**0.00%**	**49.3%**	**61.2x**	**7.7%**	**-0.1%**	**15.6%**	**-0.9%**	**$10.00**	**$11.00**	**10.0%**	**$11.00**	**10.0%**	**$11.00**	**10.0%**	**$11.00**	**10.0%**
Second Step Conversions																
Rockville Financial New, Inc., - CT* (1)	0.00%	91.0%	27.87	16.4%	0.6%	18.0%	3.3%	$10.00	$10.60	6.0%	$10.65	6.5%	$10.50	5.0%	$10.09	0.9%
Eureka Financial Corp., - PA	0.00%	65.2%	15.87	9.9%	0.6%	15.2%	4.1%	$10.00	$12.25	22.5%	$11.75	17.5%	$12.85	28.5%	$12.75	27.5%
Atlantic Coast Fin. Corp., - GA*	0.00%	40.9%	NM	2.9%	-2.7%	7.1%	-37.2%	$10.00	$10.05	0.5%	$10.00	0.0%	$10.20	2.0%	$9.71	-2.9%
Averages - Second Step Conversions:	**0.00%**	**65.7%**	**21.9x**	**9.7%**	**-0.5%**	**13.4%**	**-10.0%**	**$10.00**	**$10.97**	**9.7%**	**$10.80**	**8.0%**	**$11.18**	**11.8%**	**$10.85**	**8.5%**
Medians - Second Step Conversions:	**0.00%**	**65.2%**	**21.9x**	**9.9%**	**0.6%**	**15.2%**	**3.3%**	**$10.00**	**$10.60**	**6.0%**	**$10.65**	**6.5%**	**$10.50**	**5.0%**	**$10.09**	**0.9%**
Averages - All Conversions:	**0.00%**	**56.6%**	**35.0x**	**8.4%**	**-0.3%**	**14.0%**	**-5.6%**	**$10.00**	**$10.86**	**8.6%**	**$10.78**	**7.8%**	**$11.02**	**10.2%**	**$10.78**	**7.8%**
Medians - All Conversions:	**0.00%**	**51.9%**	**27.3x**	**8.2%**	**0.0%**	**15.4%**	**-0.1%**	**$10.00**	**$10.80**	**8.0%**	**$10.83**	**8.3%**	**$10.75**	**7.6%**	**$10.55**	**5.5%**

Note: * - Appraisal performed by RP Financial; BOLD = RP Fin. Did the business plan, "NT" - Not Traded, "NA" - Not Applicable, Not Available, C/S-Cash/Stock.

(1) Non-OTS regulated thrift
(2) As a percent of MHC offering for MHC transactions.
(3) Does not take into account the adoption of SOP 93-6
(4) Latest price if offering is less than one week old
(5) Latest price if offering is more than one week but less than one month old
(6) Mutual holding company pro forma data on full conversion basis
(7) Simultaneously completed acquisition of another financial institution.
(8) Simultaneously converted to a commercial bank charter
(9) Former credit union

April 21, 2011

offerings reflected a 7.0% increase in price on average. It should be noted, that two out of the three recent standard conversions had relatively high levels of non-performing assets and negative pro forma core earnings.

Shown in Table 7 are the current pricing ratios for the fully-converted offerings completed during the past three months that trade on NASDAQ or an Exchange, two of which were second-step offerings. The current P/TB ratio of the fully-converted recent conversions equaled 56.72%, based on closing stock prices as of April 21, 2011.

Summary of Adjustments

In the Original Appraisal, we made the following adjustments to Home Federal's pro forma value based upon our comparative analysis to the Peer Group:

Table 8
Home Federal Savings and Loan Association
Valuation Adjustments

Key Valuation Parameters:	PreviousValuation Adjustment
Financial Condition	No Adjustment
Profitability, Growth and Viability of Earnings	Moderate Downward
Asset Growth	No Adjustment
Primary Market Area	Slight Downward
Dividends	No Adjustment
Liquidity of the Shares	No Adjustment
Marketing of the Issue	Slight Downward
Management	No Adjustment
Effect of Govt. Regulations and Regulatory Reform	No Adjustment

The factors concerning the valuation parameters of primary market area, dividends, liquidity of the shares, management and effect of government regulations and regulatory reform did not change since the Original Appraisal. Accordingly, those parameters were not discussed further in this update.

In terms of financial condition, no valuation adjustment remained appropriate as neutral adjustments for the Association's asset/liability composition, liquidity, funding liabilities and pro forma equity position continued to be appropriate in comparison to the Peer Group. The Association's equity position increased by $1.0 million from December 31, 2010 to March 31, 2011, indicating a higher pre-conversion valuation equity base. No valuation adjustment remained appropriate for asset growth, as the Association continued to record a stable asset base, similar to the Peer Group's slight decline in assets over the last 12 month period. The general market for thrift stocks decreased slightly since the date of the Original Appraisal, as the thrift market underperformed the broader stock market as the DJIA recorded a gain of 1.0% since the date of the Original Appraisal compared to a 2.6% decrease in the SNL Index for all publicly-traded thrifts. The updated pricing measures for the Peer Group were essentially

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table 7
Market Pricing Comparatives
Prices As of April 22, 2011

Financial Institution	Market Capitalization Price/ Share(1) ($)	Market Capitalization Market Value ($Mil)	Per Share Data Core 12-Mth EPS(2) ($)	Per Share Data Book Value/ Share ($)	Pricing Ratios(3) P/E (X)	Pricing Ratios(3) P/B (%)	Pricing Ratios(3) P/A (%)	Pricing Ratios(3) P/TB (%)	Pricing Ratios(3) P/CORE (x)
All Public Companies	11.16	302.08	-0.02	13.07	18.31	85.91	10.52	94.00	19.32
Special Selection Grouping(8)	9.93	112.58	-3.00	20.48	25.87	56.59	8.01	56.72	28.03
Comparable Group									
Special Comparative Group(8)									
ANCB Anchor Bancorp of Aberdeen, WA	10.00	25.50	-0.24	25.92	NM	38.58	4.68	38.58	NM
ACFC Atlantic Coast Fin. Corp of GA	9.71	25.53	-9.12	24.51	NM	39.62	2.82	39.68	NM
RCKB Rockville Fin New, Inc. of CT	10.09	286.72	0.36	11.02	25.87	91.56	16.54	91.89	28.03

Financial Institution	Dividends(4) Amount/ Share ($)	Dividends(4) Yield (%)	Dividends(4) Payout Ratio(5) (%)	Financial Characteristics(6) Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	Reported ROA (%)	Reported ROE (%)	Core ROA (%)	Core ROE (%)
All Public Companies	0.21	1.65	29.26	2,701	11.64	10.94	3.73	0.05	1.43	-0.02	1.21
Special Selection Grouping(8)	0.06	0.56	43.59	1,061	5.16	5.12	3.26	-0.50	4.45	-0.72	4.11
Comparable Group											
Special Comparative Group(8)											
ANCB Anchor Bancorp of Aberdeen, WA	0.00	0.00	NM	544	0.00	0.00	NA	-0.11	NM	-0.11	NM
ACFC Atlantic Coast Fin. Corp of GA	0.00	0.00	NM	906	1.11	1.11	5.72	-2.03	NM	-2.65	NM
RCKB Rockville Fin New, Inc. of CT	0.17	1.68	43.59	1,733	14.36	14.26	0.80	0.64	4.45	0.59	4.11

(1) Average of High/Low or Bid/Ask price per share.
(2) EPS (estimate core basis) is based on actual trailing twelve month data, adjusted to omit non-operating items on a tax effected basis.
(3) P/E = Price to earnings; P/B = Price to book; P/A = Price to assets; P/TB = Price to tangible book value; and P/CORE = Price to estimated core earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month earnings and average equity and assets balances.
(7) Excludes from averages those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.
(8) Includes Converted Last 3 Mths (no MHC);

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

unchanged since the date of the Original Appraisal, with earnings multiples decreasing slightly and book value multiples remaining stable. Five of the ten Peer Group companies reported increases in stock prices, indicating overall stable pricing of the Peer Group. Thus, we maintained the slight discount for marketing of the issue.

The Association's updated trailing 12 month core earnings were higher than the figure as presented in the Original Appraisal, and based on the two most recent quarterly results through March 31, 2011 the Association's earnings run rate approximates $2.0 million on a core basis. As the Association's income statement for the most recent periods reflects core operations with no non-operating items, we changed the valuation adjustment for profitability, growth and viability of earnings from Moderate Downward to No Adjustment.

Overall, taking into account the foregoing factors, based on the application of the three valuation approaches, RP Financial concluded that the Association's pro forma market value should be increased from the value as presented in the Original Appraisal.

Valuation Approaches

In applying the accepted valuation methodology promulgated by the regulatory agencies, i.e., the pro forma market value approach, we considered the three key pricing ratios in valuing Home Federal's to-be-issued stock -- price/earnings ("P/E"), price/book ("P/B"), and price/assets ("P/A") approaches -- all performed on a pro forma basis including the effects of the conversion proceeds.

In computing the pro forma impact of the conversion and the related pricing ratios, the valuation parameters utilized in the Original Appraisal did not change in this update, with the exception of the updated March 31, 2011 financial information for Home Federal, and the reinvestment rate assumption for the offering proceeds.

Consistent with the Original Appraisal, this updated appraisal continues to be based primarily on fundamental analysis techniques applied to the Peer Group, including the P/E approach, the P/B approach and the P/A approach. Also consistent with the Original Appraisal, this updated appraisal incorporates a "technical" analysis of recently completed conversion offerings, including principally the P/B approach which (as discussed in the Original Appraisal) is the most meaningful pricing ratio as the pro forma P/E ratios reflect an assumed reinvestment rate and do not yet reflect the actual use of proceeds.

The Association will adopt Statement of Position ("SOP" 93-6) which will cause earnings per share computations to be based on shares issued and outstanding excluding shares owned by an ESOP where there is not a commitment to release such shares. For the purpose of preparing the pro forma pricing tables and exhibits, we have reflected all shares issued in the offering including shares purchased by the ESOP as outstanding to capture the full dilutive impact of such stock to the Association's shareholders. However, we have considered the impact of the Association's adoption of SOP 93-6 in the determination of pro forma market value.

Based on the foregoing, we have concluded that an increase in Home Federal's value is appropriate. Therefore, as of April 21, 2011, the pro forma market value of Home Federal's conversion stock has been increased to $25,500,000 at the midpoint of the valuation range.

1. P/E Approach. The application of the P/E valuation method requires calculating the Association's pro forma market value by applying a valuation P/E multiple to the pro forma earnings base. In attempting to apply this technique, we considered both reported earnings and a recurring earnings base, that is, earnings adjusted to exclude any one-time non-operating items, plus the estimated after-tax earnings benefit of the reinvestment of the net proceeds. The Association reported net income of $2,155,000 for the 12 months ended March 31, 2011. Home Federal's income statement for the latest 12 month period also included a number of non-operating income or expense items, such as gains on the sale of MBS ($2,269,000), data processing conversion costs ($650,000), and loss on the sale of REO ($112,000). As shown below, on a tax-effected basis, assuming a marginal tax rate of 34.0% for the earnings adjustments, the Association's core earnings were determined to equal $1,160,000 for the 12 months ended March 31, 2011. (Note: see Exhibit 2 for the adjustments applied to the Peer Group's earnings in the calculation of core earnings).

Table 9
Home Federal Savings and Loan Association
Derivation of Core Earnings
12 Months Ended March 31, 2011

	Amount ($000)
Net income (loss)	$2,155
Deduct: Gain on sale of MBS (1)	(1,498)
Addback: Data Processing Conversion Costs (1)	429
Addback: Net loss on sale of REO (1)	74
Core earnings estimate	$1,160

(1) Tax effected at 34.0%.

Based on the Association's reported and estimated core earnings and incorporating the impact of the pro forma assumptions discussed previously, the Association's pro forma reported and core P/E multiples at the $25.5 million midpoint value equaled 11.98 times and 22.50 times, respectively, which provided for a discount of 25.4% and a discount of 3.8% relative to the Peer Group's average reported and core P/E multiples of 16.06 times and 23.39 times, respectively (versus a discount of 43.6% and a premium of 72.4%, respectively, in the Original Appraisal) (see Table 10). In comparison to the Peer Group's median reported and core earnings multiples which equaled 12.55 times and 20.54 times, respectively, the Association's pro forma reported and core P/E multiples at the midpoint value indicated a discount of 4.5% and a premium of 9.5%, respectively (versus a discount of 13.5% and a premium of 96.2%, respectively, in the Original Appraisal).

At the top of the super range, the Association's reported and core P/E multiples equaled 15.88 times and 29.86 times, respectively. In comparison to the Peer Group's average reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected a discount of 1.1% and a premium of 27.7%, respectively (versus a discount of 24.9% and a premium of 133.2%, respectively, in the Original Appraisal). In comparison to the Peer Group's median reported and core P/E multiples, the Bank's P/E multiples at the top of the super range reflected premiums of 26.5% and 45.4%, respectively (versus premiums of 15.1% and 165.4%,

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Table 10
Public Market Pricing
Home FS&LA of Ashland, KY and the Comparables
As of April 22, 2011

	Market Capitalization		Per Share Data		Pricing Ratios(3)					Dividends(4)			Financial Characteristics(6)							
			Core	Book													Reported		Core	
	Price/ Share(1) ($)	Market Value ($Mil)	12-Mth EPS(2) ($)	Value/ Share ($)	P/E (X)	P/B (%)	P/A (%)	P/TB (%)	P/CORE (X)	Amount/ Share ($)	Yield (%)	Payout Ratio(5) (%)	Total Assets ($Mil)	Equity/ Assets (%)	Tng Eq/ Assets (%)	NPAs/ Assets (%)	ROA (%)	ROE (%)	ROA (%)	ROE (%)
Home FS&LA of Ashland, KY																				
Superrange	$10.00	$33.72	$0.33	$16.68	15.88	59.95	10.45	59.95	29.86	$0.00	0.00	0.00	$323	17.44	17.44	0.57	0.66	3.77	0.35	2.01
Range Maximum	$10.00	29.33	0.39	17.89	13.79	55.90	9.20	55.90	25.92	0.00	0.00	0.00	319	16.46	16.46	0.58	0.67	4.05	0.35	2.16
Range Midpoint	10.00	25.50	0.44	19.28	11.98	51.87	8.08	51.87	22.50	0.00	0.00	0.00	315	15.58	15.58	0.58	0.67	4.33	0.36	2.30
Range Minimum	10.00	21.68	0.52	21.16	10.18	47.26	6.94	47.26	19.10	0.00	0.00	0.00	312	14.69	14.69	0.59	0.68	4.64	0.36	2.47
All Non-MHC Public Companies(7)																				
Averages	11.66	342.17	-0.07	14.17	17.23	80.68	9.68	88.83	18.46	0.22	1.61	29.93	2,903	11.49	10.81	3.60	0.00	1.23	-0.07	1.10
Medians	12.10	64.42	0.37	13.55	16.50	82.10	9.07	86.47	17.22	0.17	1.15	0.00	907	10.55	9.76	2.47	0.38	3.56	0.30	3.19
All Non-MHC State of KY(7)																				
Averages	9.10	66.75	0.38	12.73	12.13	71.48	6.17	72.11	23.95	0.32	3.52	42.67	1,083	10.29	10.23	2.10	0.51	5.43	0.26	2.75
Medians	9.10	66.75	0.38	12.73	12.13	71.48	6.17	72.11	23.95	0.32	3.52	0.00	1,083	8.63	8.56	2.10	0.51	5.43	0.26	2.75
Comparable Group Averages																				
Averages	12.81	33.40	0.52	16.52	16.06	77.62	10.36	78.08	23.39	0.26	2.05	36.65	319	13.33	13.27	2.24	0.44	4.10	0.35	3.10
Medians	14.09	24.93	0.50	16.99	12.55	79.68	6.92	79.68	20.54	0.20	1.66	34.78	333	9.90	9.90	1.29	0.52	4.86	0.32	3.56
State of KY																				
HFBC HopFed Bancorp, Inc. of KY	9.10	66.75	0.38	12.73	12.13	71.48	6.17	72.11	23.95	0.32	3.52	42.67	1,083	10.29	10.23	2.10	0.51	5.43	0.26	2.75
Comparable Group																				
AFCB Athens Bancshares, Inc. of TN	13.86	34.30	0.37	20.03	NM	69.20	12.34	69.79	37.46	0.20	1.44	58.82	278	17.83	17.71	3.02	0.30	1.86	0.33	2.03
FFDF FFD Financial Corp of Dover OH	14.32	14.49	0.85	18.34	10.77	78.08	6.93	78.08	16.85	0.68	4.75	51.13	209	8.87	8.87	1.48	0.66	7.36	0.42	4.71
FABK First Advantage Bancorp of TN	13.24	54.39	0.20	16.24	32.29	81.53	15.75	81.53	NM	0.20	1.51	48.78	345	19.32	19.32	0.95	0.49	2.47	0.24	1.20
LSBI LSB Fin. Corp. of Lafayette IN	15.53	24.13	0.93	22.89	11.42	67.85	6.49	67.85	16.70	0.00	0.00	0.00	372	9.57	9.57	5.18	0.56	6.10	0.38	4.17
LABC Louisiana Bancorp, Inc. of LA	15.02	54.69	0.61	16.56	21.46	90.70	17.04	90.70	24.62	0.00	0.00	0.00	321	18.79	18.79	0.81	0.78	3.81	0.68	3.32
MFLR Mayflower Bancorp, Inc. of MA	8.16	16.97	0.38	10.04	12.55	81.27	6.91	81.27	21.47	0.24	2.94	36.92	246	8.51	8.51	NA	0.54	6.51	0.32	3.80
OBAF OBA Financial Serv. Inc of MD	14.48	67.03	0.10	17.41	NM	83.17	18.92	83.17	NM	0.00	0.00	NM	354	22.75	22.75	1.09	-0.08	-0.45	0.12	0.64
RIVR River Valley Bancorp of IN	16.27	24.63	0.83	17.48	12.61	93.08	6.37	93.34	19.60	0.84	5.16	65.12	387	8.14	8.12	4.53	0.50	6.18	0.32	3.98
WVFC WVS Financial Corp. of PA	8.80	18.11	0.23	13.56	NM	64.90	6.64	64.90	38.26	0.16	1.82	NM	273	10.22	10.22	0.88	0.10	1.22	0.14	1.65
WAYN Wayne Savings Bancshares of OH	8.40	25.23	0.69	12.65	11.35	66.40	6.16	70.18	12.17	0.24	2.86	32.43	410	9.28	8.82	NA	0.55	5.90	0.51	5.50

(1) Average of high/low or bid/ask price per share.
(2) EPS (core basis) is based on actual trailing twelve month data, adjusted to omit the impact of non-operating items on a tax effected basis, and is shown on a pro forma basis where appropriate.
(3) P/E = Price to Earnings; P/B = Price to Book; P/A = Price to Assets; P/TB = Price to Tangible Book; and P/CORE = Price to Core Earnings.
(4) Indicated twelve month dividend, based on last quarterly dividend declared.
(5) Indicated twelve month dividend as a percent of trailing twelve month estimated core earnings.
(6) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and total assets balances.
(7) Excludes from averages and medians those companies the subject of actual or rumored acquisition activities or unusual operating characteristics.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The informatio provided in this report has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

respectively, in the Original Appraisal). The Association's implied conversion pricing ratios relative to the Peer Group's pricing ratios are indicated in Table 10, and the pro forma calculations are detailed in Exhibits 3 and 4.

2. <u>P/B Approach.</u> P/B ratios have generally served as a useful benchmark in the valuation of thrift stocks, with the greater determinant of long term value being earnings. In applying the P/B approach, we considered both reported book value and tangible book value. Based on the $25.5 million midpoint valuation, the Association's pro forma P/B and P/TB ratios both equaled 51.87% (see Table 10). In comparison to the average P/B and P/TB ratios for the Peer Group of 77.62% and 78.08%, the Association's ratios reflected a discount of 33.2% on a P/B basis and a discount of 33.6% on a P/TB basis respectively (versus discounts of 34.0% and 34.4% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the Peer Group's median P/B and P/TB ratios of 79.68%, the Association's pro forma P/B and P/TB ratios at the midpoint value reflected discounts of 34.9% on both a P/B basis and a P/TB basis respectively (versus discounts of 37.4% and 37.5% from the median Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal).

At the top of the super range, the Association's P/B and P/TB ratios both equaled 59.95%. In comparison to the Peer Group's average P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the super range reflected discounts of 22.8% and 23.2%, respectively (versus discounts of 23.6% and 24.1% from the average Peer Group's P/B and P/TB ratios as indicated in the Original Appraisal). In comparison to the Peer Group's median P/B and P/TB ratios, the Association's P/B and P/TB ratios at the top of the super range reflect discounts of 24.8% (versus discounts of 27.5% and 27.6% from the median Peer Group P/B and P/TB ratios as indicated in the Original Appraisal). RP Financial considered the resulting premiums or discounts under the P/B approach to be reasonable, given the nature of the calculation of the P/B ratio.

In addition to the fundamental analysis applied to the Peer Group, RP Financial utilized a technical analysis of recent conversion offerings. As indicated in the Original Appraisal, the pricing characteristics of recent conversion offerings are not the primary determinate of value. Consistent with the Original Appraisal, particular focus was placed on the P/TB approach in this analysis since the P/E multiples do not reflect the actual impact of reinvestment and the source of the conversion funds (i.e., external funds versus deposit withdrawals).

As discussed previously, three standard conversions and three second-step conversions have been completed during the past three months through April 21, 2011. In comparison to the average closing pro forma P/TB ratio of the three standard conversion offerings, 47.5%, the Association's P/TB ratio of 51.87% at the midpoint value reflects an implied premium of 9.2%. At the top of the superrange, the Association's P/TB ratio of 59.95% reflects an implied premium of 26.2% relative to the average closing pro forma P/TB ratio. The one recent standard conversion that is traded on NASDAQ, Anchor Bancorp, reported a P/TB ratio, based on closing stock prices as of April 21, 2011, of 38.58%.

3. <u>P/A Approach</u>. P/A ratios are generally not as a reliable indicator of market value, as investors do not place significant weight on total assets as a determinant of market value. Investors place significantly greater weight on book value and earnings -- which have received greater weight in our valuation analysis. At the $25.5 million midpoint of the valuation

range, the Association's value equaled 8.08% of pro forma assets. Comparatively, the Peer Group companies exhibited an average P/A ratio of 10.36%, which implies a discount of 22.0% has been applied to the Association's pro forma P/A ratio (versus a discount of 24.9% at the midpoint valuation in the Original Appraisal). In comparison to the Peer Group's median P/A ratio of 6.92%, the Association's pro forma P/A ratio at the midpoint value reflects a premium of 16.8% (versus a premium of 6.1% at the midpoint valuation in the Original Appraisal).

Valuation Conclusion

Our analysis indicates that the Association's estimated pro forma market should be increased from the midpoint value as set forth in the Original Appraisal. Based on the foregoing, it is our opinion that, as of April 21, 2011, the estimated aggregate pro forma market value of the shares to be issued immediately following the conversion, equaled $25,500,000 at the midpoint, equal to 2,550,000 shares offered at a per share value of $10.00. Pursuant to conversion guidelines, the 15% valuation range indicates a minimum value of $21,675,000 and a maximum value of $29,325,000. Based on the $10.00 per share offering price determined by the Board, this valuation range equates to total shares outstanding of 2,167,500 at the minimum and 2,932,500 at the maximum. In the event the appraised value is subject to an increase, the aggregate pro forma market value may be increased up to a supermaximum value of $33,723,750 without a resolicitation. Based on the $10.00 per share offering price, the supermaximum value would result in total shares outstanding of 3,372,375. The pro forma valuation calculations relative to the Peer Group are shown in Table 10 and are detailed in Exhibits 3 and 4.

Respectfully submitted,
RP® FINANCIAL, LC.



James J. Oren
Director

EXHIBITS

POAGE BANKSHARES, INC.
LIST OF EXHIBITS

EXHIBIT 1

Stock Prices
As of April 21, 2011

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2011

Financial Institution	Market Capitalization: Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	Price Change Data: 52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Current Per Share Financials: Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. All Public Companies(no MHC)														
All Public Companies(118)	11.66	32,703	342.2	13.73	8.87	11.73	-0.44	1.95	4.70	0.02	-0.07	14.17	13.18	141.21
NYSE Traded Companies(6)	12.64	217,433	2,134.2	15.78	11.01	12.94	-2.06	-24.91	-8.82	0.22	0.29	9.49	7.08	100.95
AMEX Traded Companies(1)	35.70	2,084	74.4	37.32	26.01	36.00	-0.83	11.81	2.50	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies(111)	11.38	22,536	243.3	13.39	8.59	11.44	-0.34	3.38	5.49	-0.02	-0.12	14.22	13.32	141.41
California Companies(5)	10.77	8,535	105.2	12.95	6.69	10.78	-0.38	6.45	5.36	0.91	0.46	12.91	12.83	147.93
Florida Companies(3)	10.06	53,667	917.7	12.14	9.37	10.15	-1.08	-47.77	-30.47	-1.54	-1.29	5.56	5.23	93.97
Mid-Atlantic Companies(36)	12.80	46,764	582.4	14.61	9.79	12.88	-0.01	6.25	2.47	0.07	0.17	14.02	12.54	145.28
Mid-West Companies(32)	8.60	30,949	127.5	11.47	6.78	8.72	-1.21	-5.73	5.65	-0.17	-0.48	13.70	12.96	153.40
New England Companies(17)	15.87	36,431	468.1	16.85	11.41	15.90	-0.57	20.27	7.93	0.77	0.76	15.70	13.97	138.10
North-West Companies(5)	8.10	32,589	402.9	10.18	6.26	8.16	0.66	-0.32	22.91	-0.49	-0.42	13.28	12.42	107.44
South-East Companies(14)	12.58	6,155	66.0	14.82	9.54	12.59	0.22	-1.88	5.36	-0.48	-0.61	16.58	16.14	144.54
South-West Companies(3)	12.78	16,156	206.3	13.79	9.51	12.95	-1.16	13.02	11.32	0.43	0.13	15.56	15.55	105.34
Western Companies (Excl CA)(3)	14.16	10,990	158.5	16.24	11.84	14.18	0.19	-7.61	-0.92	0.41	0.36	14.55	14.47	94.23
Thrift Strategy(112)	11.65	30,007	311.8	13.71	8.88	11.72	-0.42	2.33	5.25	0.05	-0.02	14.33	13.37	140.41
Mortgage Banker Strategy(3)	3.30	31,887	56.0	4.63	1.86	3.25	-0.64	-7.90	-12.27	-1.15	-2.06	4.39	4.26	122.28
Real Estate Strategy(1)	2.09	25,670	53.7	2.75	1.61	2.12	-1.42	4.50	14.84	-0.23	-0.42	3.03	3.03	32.36
Diversified Strategy(2)	29.65	181,733	2,539.1	33.70	22.52	30.16	-0.38	-4.83	-4.31	0.79	0.76	25.86	21.11	267.15
Companies Issuing Dividends(74)	13.89	39,536	511.9	15.94	10.68	14.01	-0.71	5.29	2.83	0.70	0.70	15.10	13.78	145.83
Companies Without Dividends(44)	8.03	21,580	65.9	10.13	5.93	8.03	0.00	-3.49	7.76	-1.08	-1.30	12.67	12.19	133.70
Equity/Assets <6%(10)	2.79	14,623	28.4	5.69	1.88	2.79	0.19	-45.18	-8.36	-3.28	-3.15	5.97	5.26	180.48
Equity/Assets 6-12%(58)	12.63	30,694	256.3	14.95	9.55	12.69	-0.29	4.95	6.09	0.39	0.25	15.23	14.31	178.24
Equity/Assets >12%(50)	12.19	38,438	501.2	13.81	9.39	12.30	-0.73	7.30	5.53	0.22	0.14	14.47	13.33	90.65
Converted Last 3 Mths (no MHC)(3)	9.93	11,198	112.6	13.51	7.32	10.11	-1.68	-3.24	11.31	-2.28	-3.00	20.48	20.46	206.41
Actively Traded Companies(4)	24.38	33,098	521.6	27.31	16.63	24.50	-1.39	21.84	10.99	1.18	1.30	22.00	20.52	276.66
Market Value Below $20 Million(16)	5.06	3,907	11.1	7.63	4.19	5.04	0.60	-17.76	-1.66	-1.99	-2.25	10.01	9.97	156.94
Holding Company Structure(113)	11.28	33,893	353.5	13.37	8.61	11.37	-0.44	1.86	4.69	-0.05	-0.14	14.03	13.05	138.21
Assets Over $1 Billion(54)	12.56	65,318	690.3	15.24	9.79	12.69	-0.87	-5.21	-0.60	0.36	0.28	13.14	11.70	134.48
Assets $500 Million-$1 Billion(34)	10.64	6,775	59.1	12.45	7.61	10.68	0.07	5.73	7.56	-0.67	-0.76	14.28	13.56	150.62
Assets $250-$500 Million(22)	12.14	3,183	35.7	13.34	9.26	12.18	-0.56	7.64	13.81	0.40	0.34	16.52	15.83	147.26
Assets less than $250 Million(8)	8.60	1,919	16.3	10.07	6.87	8.55	0.66	18.44	3.83	-0.35	-0.61	14.27	14.24	131.43
Goodwill Companies(72)	11.86	37,350	461.8	14.28	9.09	11.98	-0.47	0.42	4.99	0.00	-0.04	14.40	12.79	149.96
Non-Goodwill Companies(46)	11.33	25,140	147.5	12.83	8.52	11.34	-0.39	4.44	4.24	0.06	-0.10	13.80	13.80	126.97
Acquirors of FSLIC Cases(1)	15.75	112,074	1,765.2	21.65	13.97	16.02	-1.69	-24.79	-6.91	1.06	1.43	16.43	14.14	120.33

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2011

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
	Price/ Share(1) ($)	Shares Outstanding (000)	Market Capitalization(9) ($Mil)	52 Week (1) High ($)	52 Week (1) Low ($)	Last Week ($)	% Change From Last Week (%)	% Change From 52 Wks Ago(2) (%)	% Change From MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
Market Averages. MHC Institutions														
All Public Companies(26)	8.91	33,220	120.9	10.70	6.81	8.98	-0.36	-1.85	4.65	0.22	0.18	8.09	7.61	69.98
NASDAQ Listed OTC Companies(26)	8.91	33,220	120.9	10.70	6.81	8.98	-0.36	-1.85	4.65	0.22	0.18	8.09	7.61	69.98
Mid-Atlantic Companies(15)	9.01	28,630	122.2	11.14	6.96	9.11	-0.42	-6.54	0.97	0.22	0.25	8.18	7.78	76.74
Mid-West Companies(6)	7.83	61,456	165.7	9.57	6.20	7.85	-0.27	-3.80	0.04	0.17	-0.02	7.41	6.68	54.10
New England Companies(3)	8.97	12,010	55.0	9.77	5.72	8.90	0.78	13.24	20.15	0.32	0.35	8.02	7.44	78.76
South-East Companies(2)	11.43	12,468	75.5	12.37	9.25	11.65	-1.98	14.25	20.96	0.28	0.09	9.68	9.54	57.14
Thrift Strategy(26)	8.91	33,220	120.9	10.70	6.81	8.98	-0.36	-1.85	4.65	0.22	0.18	8.09	7.61	69.98
Companies Issuing Dividends(17)	9.58	15,314	57.7	11.11	7.53	9.66	-0.54	2.15	6.73	0.27	0.24	8.42	8.02	70.35
Companies Without Dividends(9)	7.73	65,054	233.3	9.97	5.53	7.78	-0.04	-8.95	0.94	0.14	0.09	7.51	6.89	69.32
Equity/Assets <6%(1)	9.60	2,485	8.7	10.25	6.00	9.60	0.00	41.18	12.94	0.82	0.81	9.81	8.26	164.40
Equity/Assets 6-12%(14)	8.95	18,573	83.0	10.36	6.58	9.04	-0.81	5.04	7.44	0.32	0.23	8.17	7.85	80.85
Equity/Assets >12%(11)	8.80	56,800	185.1	11.22	7.21	8.84	0.23	-15.78	-0.09	0.03	0.06	7.81	7.22	45.31
Market Value Below $20 Million(1)	0.53	12,889	1.9	8.99	0.48	0.51	3.92	-93.75	-58.91	-1.08	-0.41	5.68	5.68	40.68
Holding Company Structure(24)	9.00	34,187	125.0	10.80	6.86	9.06	-0.22	-1.41	4.31	0.22	0.18	8.20	7.70	70.72
Assets Over $1 Billion(10)	10.50	79,540	298.8	12.15	8.14	10.59	-0.92	-6.83	7.44	0.19	0.04	7.42	6.89	59.24
Assets $500 Million-$1 Billion(6)	7.65	7,660	18.6	10.21	5.54	7.82	-0.71	-11.71	-2.84	0.11	0.21	8.01	8.00	84.45
Assets $250-$500 Million(9)	8.29	6,767	21.8	9.56	6.22	8.29	0.27	12.26	9.06	0.34	0.31	8.89	8.30	75.40
Assets less than $250 Million(1)	7.83	7,790	24.5	10.76	7.73	7.75	1.03	-24.71	-15.35	0.17	0.16	7.47	5.58	30.99
Goodwill Companies(15)	9.69	48,932	187.6	11.04	7.22	9.74	-0.31	3.25	8.82	0.26	0.22	7.95	7.15	68.02
Non-Goodwill Companies(11)	7.75	9,654	20.7	10.19	6.19	7.85	-0.44	-9.49	-1.61	0.17	0.13	8.31	8.31	72.92
MHC Institutions(26)	8.91	33,220	120.9	10.70	6.81	8.98	-0.36	-1.85	4.65	0.22	0.18	8.09	7.61	69.98

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.
(9) For MHC institutions, market value reflects share price multiplied by public (non-MHC) shares.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
		Price/ Share(1)	Shares Outst- anding	Market Capital- ization(9)	52 Week (1) High	52 Week (1) Low	Last Week	% Change From Last Week	% Change From 52 Wks Ago(2)	% Change From MostRcnt YrEnd(2)	Trailing 12 Mo. EPS(3)	12 Mo. Core EPS(3)	Book Value/ Share	Tangible Book Value/ Share(4)	Assets/ Share
		($)	(000)	($Mil)	($)	($)	($)	(%)	(%)	(%)	($)	($)	($)	($)	($)
NYSE Traded Companies															
AF	Astoria Financial Corp. of NY*	14.37	98,478	1,415.1	17.55	11.55	14.73	-2.44	-13.95	3.31	0.75	0.72	12.61	10.73	183.69
BBX	BankAtlantic Bancorp Inc of FL*	0.90	62,571	56.3	3.28	0.60	0.89	1.12	-63.71	-21.74	-2.39	-2.43	1.02	0.78	72.36
BKU	BankUnited, Inc.*	28.99	92,972	2,695.3	29.90	27.25	29.26	-0.92	7.37	7.37	1.57	2.62	13.48	12.74	116.91
FBC	Flagstar Bancorp, Inc. of MI*	1.29	553,313	713.8	8.95	1.13	1.33	-3.01	-81.30	-20.86	-0.71	-1.05	1.83	1.83	24.66
NYB	New York Community Bcrp of NY*	16.19	437,341	7,080.6	19.33	14.40	17.02	-4.88	-6.52	-14.11	1.25	1.04	12.64	6.89	94.18
PFS	Provident Fin. Serv. Inc of NJ*	14.09	59,921	844.3	15.66	11.14	14.41	-2.22	8.64	-6.87	0.83	0.83	15.38	9.50	113.89
AMEX Traded Companies															
TSH	Teche Hlding Cp of N Iberia LA*	35.70	2,084	74.4	37.32	26.01	36.00	-0.83	11.81	2.50	3.45	3.51	36.71	34.94	361.66
NASDAQ Listed OTC Companies															
ABBC	Abington Bancorp, Inc. of PA(8)*	11.93	20,167	240.6	13.23	8.29	12.25	-2.61	41.18	0.00	0.38	0.38	10.51	10.51	61.84
ALLB	Alliance Bancorp, Inc. of PA*	11.12	5,475	60.9	11.70	8.54	11.08	0.36	9.45	-0.36	0.10	0.10	14.91	14.91	85.66
ABCW	Anchor BanCorp Wisconsin of WI*	0.87	21,683	18.9	1.90	0.40	0.92	-5.43	-13.86	-27.50	-2.15	-3.40	0.15	0.00	175.43
ANCB	Anchor Bancorp of Aberdeen, WA*	10.00	2,550	25.5	11.28	9.53	10.37	-3.57	0.00	0.00	-0.24	-0.24	25.92	25.92	213.51
AFCB	Athens Bancshares, Inc. of TN*	13.86	2,475	34.3	14.05	10.50	13.40	3.43	27.74	10.97	0.34	0.37	20.03	19.86	112.33
ACFC	Atlantic Coast Fin. Corp of GA*	9.71	2,629	25.5	18.37	5.51	9.71	0.00	-34.12	8.73	-6.99	-9.12	24.51	24.47	344.71
BCSB	BCSB Bancorp, Inc. of MD*	12.41	3,192	39.6	13.73	9.44	12.32	0.73	24.10	9.82	-0.01	0.00	15.82	15.80	195.39
BKMU	Bank Mutual Corp of WI*	3.90	45,819	178.7	7.68	3.60	3.77	3.45	-44.52	-18.41	-1.59	-1.94	6.83	5.66	56.57
BFIN	BankFinancial Corp. of IL*	9.17	21,073	193.2	10.11	8.12	9.27	-1.08	-3.07	-5.95	-0.20	-0.22	12.02	10.82	72.64
BFED	Beacon Federal Bancorp of NY*	13.94	6,433	89.7	14.99	8.43	13.67	1.98	64.19	18.14	0.83	0.91	17.05	17.05	160.50
BNCL	Beneficial Mut MHC of PA(43.7)	8.64	80,718	311.6	11.05	7.15	8.63	0.12	-12.46	-2.15	-0.11	-0.13	7.63	6.05	61.07
BHLB	Berkshire Hills Bancorp of MA*	22.29	14,076	313.8	22.92	16.81	22.34	-0.22	6.80	0.81	0.98	1.00	27.56	15.27	204.65
BOFI	Bofi Holding, Inc. Of CA*	15.60	10,236	159.7	19.27	10.80	15.17	2.83	-9.83	0.58	2.07	1.45	12.95	12.95	162.25
BYFC	Broadway Financial Corp. of CA*	2.19	1,744	3.8	5.41	1.68	2.25	-2.67	-59.59	-9.88	0.44	0.45	9.60	9.60	277.48
BRKL	Brookline Bancorp, Inc. of MA*	9.34	59,072	551.7	11.68	8.63	10.40	-10.19	-14.31	-13.92	0.47	0.47	8.39	7.62	46.05
BFSB	Brooklyn Fed MHC of NY (28.2)	0.53	12,889	1.9	8.99	0.48	0.51	3.92	-93.75	-58.91	-1.08	-0.41	5.68	5.68	40.68
CITZ	CFS Bancorp, Inc of Munster IN*	5.40	10,850	58.6	6.25	4.01	5.36	0.75	13.68	3.25	0.32	0.27	10.41	10.40	103.38
CMSB	CMS Bancorp Inc of W Plains NY*	8.83	1,863	16.5	10.75	7.52	8.77	0.68	5.12	-10.45	0.08	-0.15	11.57	11.57	131.81
CBNJ	Cape Bancorp, Inc. of NJ*	10.15	13,314	135.1	10.25	6.74	10.03	1.20	43.16	19.41	0.30	0.42	9.93	8.20	79.69
CFFN	Capitol Federal Fin Inc. of KS*	11.12	167,494	1,862.5	17.00	10.16	11.24	-1.07	-34.05	-6.63	0.21	0.37	12.05	12.05	58.50
CARV	Carver Bancorp, Inc. of NY*	0.59	2,484	1.5	9.05	0.52	0.52	13.46	-93.12	-69.11	-14.96	-15.04	3.72	3.67	299.32
CEBK	Central Bncrp of Somerville MA*	19.40	1,667	32.3	20.00	8.56	19.74	-1.72	94.00	40.78	0.96	1.05	22.17	20.83	307.34
CFBK	Central Federal Corp. of OH*	1.28	4,128	5.3	2.26	0.45	1.30	-1.54	-11.72	150.98	-1.76	-1.98	2.16	2.13	66.67
CHFN	Charter Fin Corp MHC GA (49.0)	10.85	18,588	124.3	11.24	7.50	11.20	-3.13	8.50	21.91	0.16	-0.21	7.26	6.98	57.23
CHEV	Cheviot Fin Cp MHC of OH(38.5)	8.40	8,865	28.7	9.55	7.30	8.30	1.20	-8.00	-5.62	0.22	0.17	7.83	7.83	40.39
CBNK	Chicopee Bancorp, Inc. of MA*	14.13	6,012	84.9	14.50	10.79	14.00	0.93	9.62	11.70	0.08	0.06	15.28	15.28	95.43
CZWI	Citizens Comm Bncorp Inc of WI*	5.26	5,113	26.9	5.70	3.51	5.19	1.35	28.29	33.16	-1.47	-1.18	10.13	9.99	113.50
CSBC	Citizens South Bnkg Corp of NC*	5.00	11,509	57.5	6.90	3.90	4.49	11.36	-12.74	15.21	0.66	1.86	6.34	6.19	92.49
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	11.16	26,137	107.2	12.18	8.08	11.77	-5.18	14.93	3.24	0.33	0.33	6.83	6.83	43.04
COBK	Colonial Financial Serv. of NJ*	12.30	4,188	51.5	13.09	9.35	12.67	-2.92	16.26	0.82	0.92	0.90	16.57	16.57	140.96
CFFC	Community Fin. Corp. of VA*	3.05	4,362	13.3	5.29	2.72	3.07	-0.65	-21.79	-12.36	0.15	0.15	8.42	8.42	120.97
DNBK	Danvers Bancorp, Inc. of MA(8)*	22.05	20,724	457.0	22.23	14.19	21.73	1.47	44.31	24.79	0.88	0.81	13.77	12.17	137.68
DCOM	Dime Community Bancshars of NY*	14.86	34,593	514.1	15.89	11.18	15.11	-1.65	8.39	1.85	1.20	1.22	9.50	7.89	116.80
ESBF	ESB Financial Corp. of PA*	15.77	12,034	189.8	17.19	12.04	15.25	3.41	14.77	-2.89	1.22	1.28	13.95	10.42	159.04
ESSA	ESSA Bancorp, Inc. of PA*	12.38	12,830	158.8	13.49	10.62	12.69	-2.44	-2.37	-6.35	0.37	0.30	12.95	12.95	84.26
EBMT	Eagle Bancorp Montanta of MT*	11.50	4,083	47.0	11.81	8.76	11.50	0.00	9.21	6.19	0.62	0.28	12.92	12.92	81.54
ESBK	Elmira Svgs Bank, FSB of NY*	16.38	1,964	32.2	18.50	14.15	16.62	-1.44	-3.36	-10.25	1.72	1.19	19.31	12.73	254.50
FFDF	FFD Financial Corp of Dover OH*	14.32	1,012	14.5	15.00	13.00	14.31	0.07	2.51	0.56	1.33	0.85	18.34	18.34	206.72
FFCO	FedFirst Financial Corp of PA*	14.30	2,991	42.8	15.50	7.84	14.39	-0.63	16.17	3.92	0.22	0.37	19.56	19.11	114.70
FSBI	Fidelity Bancorp, Inc. of PA*	9.25	3,063	28.3	10.50	4.92	8.78	5.35	51.89	63.14	0.22	0.52	13.97	13.10	227.45
FABK	First Advantage Bancorp of TN*	13.24	4,108	54.4	13.89	10.12	13.87	-4.54	23.16	9.15	0.41	0.20	16.24	16.24	84.04
FBSI	First Bancshares, Inc. of MO*	6.28	1,551	9.7	9.70	5.76	6.06	3.63	-24.34	-6.41	-2.11	-1.99	13.25	13.17	131.84
FCAP	First Capital, Inc. of IN*	16.50	2,787	46.0	16.81	14.19	16.25	1.54	6.45	-0.84	1.39	1.22	17.18	15.22	162.32
FCLF	First Clover Leaf Fin Cp of IL*	6.86	7,888	54.1	7.57	5.19	7.47	-8.17	1.63	1.18	0.48	0.38	9.80	8.22	72.89
FCFL	First Community Bk Corp of FL*	0.28	5,457	1.5	3.25	0.25	0.29	-3.45	-86.98	-77.05	-3.81	-4.07	2.18	2.18	92.65
FDEF	First Defiance Fin. Corp of OH*	13.88	8,118	112.7	14.85	8.53	14.00	-0.86	2.66	16.64	0.75	0.19	25.11	17.27	250.74
FFNM	First Fed of N. Michigan of MI*	3.36	2,884	9.7	4.01	1.46	3.34	0.60	115.38	20.00	0.08	0.00	8.06	7.84	74.80
FFBH	First Fed. Bancshares of AR(8)*	2.39	4,847	11.6	3.95	0.94	2.56	-6.64	-26.46	59.33	-1.02	-1.28	4.10	4.10	123.80
FFNW	First Fin NW, Inc of Renton WA*	6.01	18,805	113.0	7.64	3.21	5.78	3.98	-19.65	50.25	-2.88	-2.91	9.28	9.28	63.48
FFCH	First Fin. Holdings Inc. of SC*	10.86	16,527	179.5	15.60	8.98	11.20	-3.04	-24.90	-5.65	-2.11	-2.11	15.15	12.86	199.75

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2011

Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
				52 Week (1)			% Change From							
	Price/ Share(1) ($)	Shares Outst- anding (000)	Market Capital- ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Tangible Book Value/ Share(4) ($)	Assets/ Share ($)
NASDAQ Listed OTC Companies (continued)														
FPTB First PacTrust Bancorp of CA*	15.84	9,729	154.1	16.68	6.80	16.00	-1.00	62.46	19.37	0.19	-0.01	13.98	13.98	88.56
FPFC First Place Fin. Corp. of OH*	2.00	16,974	33.9	5.71	1.79	2.00	0.00	-60.40	-23.37	-2.10	-2.91	10.76	10.24	185.73
FSFG First Savings Fin. Grp. of IN*	15.49	2,369	36.7	18.49	12.14	15.16	2.18	18.88	4.66	1.19	1.61	22.86	19.35	217.43
FFIC Flushing Fin. Corp. of NY*	14.93	31,256	466.7	15.15	10.51	14.93	0.00	7.80	6.64	1.24	1.29	12.48	11.92	138.37
FXCB Fox Chase Bancorp, Inc. of PA*	13.39	14,547	194.8	14.03	9.13	13.46	-0.52	36.08	13.00	0.19	0.10	14.14	14.14	75.31
GSLA GS Financial Corp. of LA(8)*	20.52	1,258	25.8	20.77	8.50	20.45	0.34	64.03	130.30	0.32	-0.27	22.01	22.01	209.71
GCBC Green Co Bcrp MHC of NY (44.1)	17.76	4,135	32.2	19.97	14.51	18.48	-3.90	19.19	-8.78	1.25	1.21	11.10	11.10	128.50
HFFC HF Financial Corp. of SD*	11.18	6,979	78.0	11.73	9.25	11.20	-0.18	5.47	3.52	0.74	0.42	13.53	12.90	175.67
HMNF HMN Financial, Inc. of MN*	2.94	4,388	12.9	6.78	2.02	2.78	5.76	-52.96	4.63	-4.31	-4.99	12.77	12.77	206.79
HBNK Hampden Bancorp, Inc. of MA*	13.00	6,822	88.7	13.32	9.06	12.80	1.56	35.28	14.74	0.22	0.17	13.59	13.59	82.86
HARL Harleysville Svgs Fin Cp of PA*	14.98	3,732	55.9	16.20	13.71	15.12	-0.93	6.62	1.15	1.34	1.34	14.52	14.52	229.55
HBOS Heritage Fin Group, Inc of GA*	12.14	8,711	105.8	15.72	9.32	12.22	-0.65	-21.78	-2.25	-0.16	0.19	13.74	13.44	82.56
HIFS Hingham Inst. for Sav. of MA*	51.50	2,124	109.4	52.00	35.02	51.05	0.88	43.06	15.73	4.82	4.82	34.24	34.24	479.21
HBCP Home Bancorp Inc. Lafayette LA*	15.95	8,131	129.7	16.19	12.34	15.56	2.51	14.50	15.41	0.58	0.64	16.18	15.96	86.14
HOME Home Federal Bancorp Inc of ID*	11.35	16,710	189.7	16.10	10.31	11.12	2.07	-28.97	-7.50	-0.31	-0.20	12.06	11.83	82.62
HFBL Home Federal Bancorp Inc of LA*	12.88	3,046	39.2	14.00	8.45	12.80	0.63	38.05	12.00	0.75	0.17	16.61	16.61	69.25
HFBC HopFed Bancorp, Inc. of KY*	9.10	7,335	66.7	14.74	8.74	9.15	-0.55	-19.96	0.66	0.75	0.38	12.73	12.62	147.59
HCBK Hudson City Bancorp, Inc of NJ*	9.46	526,718	4,982.8	14.24	9.28	9.68	-2.27	-34.80	-25.75	1.02	0.83	10.46	10.16	116.13
ISBC Investors Bcrp MHC of NJ(43.0)	14.30	112,851	715.7	15.06	10.56	14.53	-1.58	4.08	8.99	0.55	0.50	7.99	7.72	85.09
JXSB Jacksonville Bancorp Inc of IL*	12.60	1,927	24.3	12.98	9.35	12.60	0.00	-8.89	16.88	1.07	0.74	18.51	17.10	156.45
JFBI Jefferson Bancshares Inc of TN*	3.49	6,636	23.2	5.02	2.75	3.70	-5.68	-21.57	7.72	-3.53	-3.73	8.51	8.17	92.48
KFFB KY Fst Fed Bp MHC of KY (39.3)	7.83	7,790	24.5	10.76	7.73	7.75	1.03	-24.71	-15.35	0.17	0.16	7.47	5.58	30.99
KFFG Kaiser Federal Fin Group of CA*	12.08	9,559	115.5	14.70	9.58	12.51	-3.44	-14.69	4.32	0.75	0.75	16.05	15.63	92.30
KRNY Kearny Fin Cp MHC of NJ (25.1)	9.30	67,975	166.7	10.73	8.24	9.53	-2.41	-11.26	8.14	0.08	0.11	7.01	5.42	42.39
LSBI LSB Fin. Corp. of Lafayette IN*	15.53	1,554	24.1	16.36	8.90	15.98	-2.82	41.18	14.36	1.36	0.93	22.89	22.89	239.28
LPSB LaPorte Bancrp MHC of IN(45.0)	9.60	4,586	19.8	10.01	6.00	9.98	-3.81	39.94	6.19	0.56	0.30	10.91	8.93	96.88
LSBK Lake Shore Bnp MHC of NY(39.4)	10.50	5,957	25.7	14.00	7.52	10.45	0.48	28.99	13.76	0.51	0.38	9.27	9.27	80.42
LEGC Legacy Bancorp, Inc. of MA(8)*	13.56	8,632	117.0	13.88	7.36	13.60	-0.29	43.64	3.20	-0.91	-0.78	12.92	11.25	106.22
LABC Louisiana Bancorp, Inc. of LA*	15.02	3,641	54.7	15.50	13.92	15.00	0.13	-0.86	2.88	0.70	0.61	16.56	16.56	88.13
MSBF MSB Fin Corp MHC of NJ (40.3)	5.99	5,175	12.8	8.10	5.15	5.99	0.00	-23.60	1.53	0.14	0.14	7.79	7.79	67.75
MGYR Magyar Bancorp MHC of NJ(44.7)	4.14	5,783	10.7	5.36	3.01	4.16	-0.48	8.95	3.50	0.70	0.58	7.63	7.63	91.04
MLVF Malvern Fed Bncp MHC PA(44.6)	8.25	6,103	22.4	9.65	5.05	8.25	0.00	-14.95	10.00	-0.64	-0.63	10.59	10.59	113.29
MFLR Mayflower Bancorp, Inc. of MA*	8.16	2,080	17.0	10.35	6.82	8.35	-2.28	8.08	-9.33	0.65	0.38	10.04	10.04	118.03
EBSB Meridian Fn Serv MHC MA (41.4)	13.45	22,481	127.1	14.30	9.85	13.30	1.13	17.88	14.08	0.59	0.55	9.59	8.98	81.66
CASH Meta Financial Group of IA*	14.01	3,112	43.6	37.88	11.90	15.35	-8.73	-49.33	1.67	3.83	3.66	22.73	22.34	363.00
MFSF MutualFirst Fin. Inc. of IN*	8.66	6,985	60.5	10.50	6.10	9.05	-4.31	21.12	-6.88	0.68	0.60	14.22	13.57	201.42
NASB NASB Fin, Inc. of Grandview MO*	14.42	7,868	113.5	24.91	12.49	15.50	-6.97	-39.03	-13.96	0.89	-2.32	21.58	21.26	169.95
NECB NE Comm Bncrp MHC of NY (44.6)	6.20	13,115	36.9	6.59	4.40	6.00	3.33	-1.74	10.71	0.14	0.24	8.25	8.11	35.53
NHTB NH Thrift Bancshares of NH*	13.40	5,774	77.4	13.75	9.30	13.61	-1.54	16.52	6.77	1.31	0.86	14.28	9.29	172.33
NVSL Naug Vlly Fin MHC of CT (40.4)	8.40	7,019	23.9	9.07	4.70	8.40	0.00	22.63	24.44	0.21	0.23	7.45	7.44	80.96
NFSB Newport Bancorp, Inc. of RI*	14.20	3,489	49.5	14.47	10.97	13.71	3.57	15.92	18.33	0.52	0.54	14.25	14.25	128.89
FFFD North Central Bancshares of IA*	16.50	1,351	22.3	19.66	12.11	16.38	0.73	-9.64	-1.14	0.87	0.87	28.90	28.40	334.76
NFBK Northfield Bcp MHC of NY(43.4)	13.48	43,316	257.2	15.30	10.51	13.62	-1.03	-9.47	1.20	0.32	0.30	9.16	8.78	51.88
NWBI Northwest Bancshares Inc of PA*	12.34	110,295	1,361.0	12.79	10.24	12.34	0.00	3.61	4.75	0.52	0.52	11.85	10.26	73.88
OBAF OBA Financial Serv. Inc of MD*	14.48	4,629	67.0	14.99	10.75	14.75	-1.83	31.64	4.78	-0.07	0.10	17.41	17.41	76.52
OSHC Ocean Shore Holding Co. of NJ*	12.72	7,297	92.8	13.25	10.12	12.74	-0.16	11.97	11.09	0.75	0.75	13.78	13.78	115.10
OCFC OceanFirst Fin. Corp of NJ*	13.38	18,844	252.1	14.13	11.08	13.35	0.22	5.52	3.96	1.08	0.95	10.68	10.68	119.47
OFED Oconee Fed Fn Cp MHC SC (35.0)	12.00	6,348	26.7	13.50	11.00	12.10	-0.83	20.00	20.00	0.39	0.39	12.09	12.09	57.04
OABC OmniAmerican Bancorp Inc of TX*	15.09	11,903	179.6	15.93	11.00	15.21	-0.79	28.43	11.37	0.14	0.04	16.69	16.69	93.12
ONFC Oneida Financial Corp. of NY*	8.67	7,162	62.1	10.67	7.06	8.50	2.00	-17.74	10.45	0.55	0.58	11.64	8.22	92.37
ORIT Oritani Financial Corp of NJ*	12.11	56,202	680.6	12.98	9.06	12.27	-1.30	10.39	-1.06	0.27	0.28	11.42	11.42	45.71
PSBH PSB Hldgs Inc MHC of CT (42.9)	5.06	6,529	14.2	5.95	2.60	5.00	1.20	-0.78	21.93	0.15	0.26	7.01	5.89	73.66
PVFC PVF Capital Corp. of Solon OH*	2.09	25,670	53.7	2.75	1.61	2.12	-1.42	4.50	14.84	-0.23	-0.42	3.03	3.03	32.36
PFED Park Bancorp of Chicago IL*	3.77	1,193	4.5	5.07	3.25	3.77	0.00	-9.38	4.72	-4.23	-4.21	17.71	17.71	180.56
PVSA Parkvale Financial Corp of PA*	9.75	5,576	54.4	12.39	5.75	9.41	3.61	-8.36	6.21	-3.10	1.15	16.21	11.18	321.22
PBHC Pathfinder BC MHC of NY (36.3)	9.60	2,485	8.7	10.25	6.00	9.60	0.00	41.18	12.94	0.82	0.81	9.81	8.26	164.40
PEOP Peoples Fed Bancshrs Inc of MA*	14.00	7,142	100.0	14.91	10.10	14.02	-0.14	40.00	7.61	-0.01	0.45	16.19	16.19	74.24
PBCT Peoples United Financial of CT*	13.20	354,940	4,685.2	16.41	12.17	12.95	1.93	-18.37	-5.78	0.24	0.29	14.70	9.18	70.54
PROV Provident Fin. Holdings of CA*	8.14	11,407	92.9	8.70	4.57	7.95	2.39	53.88	12.43	1.08	-0.35	11.99	11.99	119.06
PBNY Provident NY Bncrp, Inc. of NY*	9.42	38,199	359.8	11.09	7.86	9.50	-0.84	-4.07	-10.20	0.55	0.36	10.99	6.69	76.98
PBIP Prudential Bncp MHC PA (25.5)	6.82	10,031	20.7	8.24	5.50	7.09	-3.81	-12.34	12.73	0.23	0.26	5.58	5.58	52.20
PULB Pulaski Fin Cp of St. Louis MO*	7.29	10,989	80.1	8.00	5.50	7.55	-3.44	-8.88	-3.83	0.28	-0.10	7.96	7.59	133.49
RIVR River Valley Bancorp of IN*	16.27	1,514	24.6	16.98	13.12	16.50	-1.39	16.21	1.69	1.29	0.83	17.48	17.43	255.36
RVSB Riverview Bancorp, Inc. of WA*	3.18	22,472	71.5	4.23	1.71	3.03	4.95	22.78	16.91	-0.06	-0.07	4.72	3.57	37.31
RCKB Rockville Fin New, Inc. of CT*	10.09	28,416	286.7	10.87	6.92	10.24	-1.46	24.41	25.19	0.39	0.36	11.02	10.98	61.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 222011
(703) 528-1700

Exhibit 1A (continued)
Weekly Thrift Market Line - Part One
Prices As Of April 22, 2011

	Financial Institution	Market Capitalization			Price Change Data						Current Per Share Financials				
					52 Week (1)			% Change From						Tangible	
		Price/ Share(1) ($)	Shares Outst-anding (000)	Market Capital-ization(9) ($Mil)	High ($)	Low ($)	Last Week ($)	Last Week (%)	52 Wks Ago(2) (%)	MostRcnt YrEnd(2) (%)	Trailing 12 Mo. EPS(3) ($)	12 Mo. Core EPS(3) ($)	Book Value/ Share ($)	Book Value/ Share(4) ($)	Assets/ Share ($)
	NASDAQ Listed OTC Companies (continued)														
ROMA	Roma Fin Corp MHC of NJ (26.2)	10.59	30,281	88.1	12.69	9.29	10.64	-0.47	-14.39	-0.09	0.17	0.13	6.96	6.90	60.08
SIFI	SI Financial Group, Inc. of CT*	9.91	10,577	104.8	10.50	6.11	9.90	0.10	34.65	0.81	0.25	0.22	12.07	11.67	88.50
SPBC	SP Bancorp, Inc. of Plano, TX*	11.21	1,725	19.3	11.69	8.71	11.00	1.91	12.10	19.51	0.65	0.08	18.61	18.61	138.44
SVBI	Severn Bancorp, Inc. of MD*	4.66	10,067	46.9	6.57	2.80	4.75	-1.89	4.72	35.07	-0.06	-0.11	7.84	7.81	95.61
STND	Standard Financial Corp. of PA*	15.50	3,478	53.9	17.03	10.90	15.31	1.24	55.00	11.91	0.53	0.89	21.46	18.71	124.07
THRD	TF Fin. Corp. of Newtown PA*	21.47	2,822	60.6	22.86	17.86	21.50	-0.14	17.71	1.13	1.19	0.98	26.02	24.41	245.13
TFSL	TFS Fin Corp MHC of OH (26.4)	10.75	308,396	872.9	14.46	7.76	10.74	0.09	-24.93	19.18	-0.02	-0.07	5.67	5.64	35.88
TBNK	Territorial Bancorp, Inc of HI*	19.62	12,177	238.9	20.80	16.46	19.92	-1.51	-3.06	-1.46	0.91	0.99	18.67	18.67	118.54
TSBK	Timberland Bancorp, Inc. of WA*	5.57	7,045	39.2	6.08	2.90	5.59	-0.36	20.04	54.29	-0.31	-0.30	10.04	9.17	102.55
TRST	TrustCo Bank Corp NY of NY*	5.93	77,244	458.1	7.18	5.19	5.95	-0.34	-14.68	-6.47	0.38	0.35	3.31	3.30	51.20
UCBA	United Comm Bncp MHC IN (40.7)	7.26	7,846	23.2	8.13	6.04	7.20	0.83	14.33	0.14	0.15	0.12	7.04	6.57	62.55
UCFC	United Community Fin. of OH*	1.14	30,938	35.3	2.30	1.10	1.20	-5.00	-36.31	-14.93	-1.20	-1.45	5.69	5.67	71.02
UBNK	United Financial Bncrp of MA*	16.20	16,109	261.0	16.76	12.68	16.29	-0.55	15.14	6.09	0.62	0.66	13.82	13.28	98.38
VPFG	ViewPoint Financal Group of TX*	12.05	34,839	419.8	13.75	8.82	12.63	-4.59	-1.47	3.08	0.51	0.26	11.38	11.35	84.45
WSB	WSB Holdings, Inc. of Bowie MD*	2.89	7,925	22.9	3.75	1.85	2.95	-2.03	-8.25	25.65	-0.49	-0.41	6.51	6.51	49.96
WSFS	WSFS Financial Corp. of DE*	46.09	8,525	392.9	50.99	32.87	47.36	-2.68	8.70	-2.85	1.33	1.23	37.02	33.03	463.76
WVFC	WVS Financial Corp. of PA*	8.80	2,058	18.1	14.00	8.31	8.90	-1.12	-35.77	-3.19	0.17	0.23	13.56	13.56	132.62
WFSL	Washington Federal, Inc. of WA*	15.75	112,074	1,765.2	21.65	13.97	16.02	-1.69	-24.79	-6.91	1.06	1.43	16.43	14.14	120.33
WSBF	Waterstone Fin MHC of WI(26.2)	3.11	31,250	25.5	4.52	2.37	3.14	-0.96	-19.43	-4.31	-0.06	-0.81	5.51	5.51	57.89
WAYN	Wayne Savings Bancshares of OH*	8.40	3,004	25.2	9.93	7.11	8.66	-3.00	1.82	-6.46	0.74	0.69	12.65	11.97	136.32
WFD	Westfield Fin. Inc. of MA*	9.20	28,166	259.1	10.37	7.23	9.14	0.66	-6.79	-0.54	0.11	0.01	7.86	7.86	44.01
WBKC	Wolverine Bancorp, Inc. of MI*	14.45	2,508	36.2	14.49	11.00	14.40	0.35	44.50	44.50	-1.74	-1.08	24.93	24.93	130.93

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2011

	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
			Reported Earnings			Core Earnings												
Financial Institution	Equity/ Assets (%)	Tang. Equity/ Assets (%)	ROA(5) (%)	ROE(5) (%)	ROI(5) (%)	ROA(5) (%)	ROE(5) (%)	NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. All Public Companies(no MHCs)																		
All Public Companies(118)	11.56	10.88	0.00	1.23	4.02	-0.07	1.10	3.60	59.93	1.84	17.23	80.68	9.68	88.83	18.46	0.22	1.61	29.93
NYSE Traded Companies(6)	9.03	6.99	-0.37	-1.07	6.06	-0.50	9.78	5.82	34.97	2.19	16.89	117.91	11.44	155.11	15.89	0.42	2.47	52.67
AMEX Traded Companies(1)	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.68	10.35	97.25	9.87	102.18	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies(111)	11.72	11.11	0.01	1.26	3.87	-0.06	0.66	3.50	61.27	1.82	17.36	78.39	9.58	84.92	18.78	0.20	1.53	28.73
California Companies(5)	10.94	10.86	0.70	7.55	10.81	0.34	3.63	6.26	33.61	2.49	9.04	79.95	9.64	80.35	10.58	0.13	0.96	7.59
Florida Companies(3)	5.10	4.80	-1.90	11.69	5.42	-1.71	19.51	12.36	27.60	3.47	18.46	105.38	8.78	118.59	11.06	0.19	0.64	35.67
Mid-Atlantic Companies(36)	11.45	10.44	0.27	4.10	4.05	0.30	4.52	2.86	49.09	1.51	18.06	91.22	10.47	105.36	18.83	0.27	2.04	36.09
Mid-West Companies(32)	9.56	9.12	-0.35	-3.47	4.09	-0.57	-4.31	4.66	41.29	2.39	13.96	61.71	6.09	65.33	17.43	0.18	1.63	26.52
New England Companies(17)	14.17	12.99	0.48	4.23	4.04	0.47	4.03	1.19	111.76	1.10	21.52	98.48	13.81	111.43	21.84	0.30	1.96	37.73
North-West Companies(5)	12.57	11.53	-0.78	-6.29	-0.78	-0.73	-5.82	8.73	23.43	2.42	14.86	64.41	8.24	72.91	11.01	0.05	0.30	22.64
South-East Companies(14)	13.60	13.38	-0.14	-1.11	2.67	-0.15	0.14	2.94	110.98	1.71	19.53	72.55	10.57	74.65	20.03	0.20	1.04	23.43
South-West Companies(3)	14.95	14.94	0.43	3.91	3.65	0.15	1.34	2.21	43.61	1.12	20.44	85.51	12.86	85.61	NM	0.07	0.55	13.07
Western Companies (Excl CA)(3)	15.40	15.32	0.36	2.59	2.43	0.30	2.06	1.32	41.21	1.18	20.05	96.07	14.80	96.68	19.82	0.26	1.93	37.97
Thrift Strategy(112)	11.74	11.10	0.03	1.21	4.11	-0.02	1.26	3.35	60.95	1.74	17.11	80.34	9.81	87.98	18.15	0.22	1.64	30.22
Mortgage Banker Strategy(3)	3.86	3.72	-1.12	9.55	13.27	-1.74	-3.09	11.19	35.39	4.62	7.54	78.06	2.86	91.64	NM	0.01	0.16	3.70
Real Estate Strategy(1)	9.36	9.36	-0.69	-7.72	-11.00	-1.26	-14.09	9.28	40.86	5.21	NM	68.98	6.46	68.98	NM	0.00	0.00	0.00
Diversified Strategy(2)	14.41	10.65	0.34	2.51	2.35	0.37	2.55	2.05	55.00	1.64	34.65	107.15	14.33	141.67	37.47	0.55	2.91	36.09
Companies Issuing Dividends(74)	12.22	11.32	0.48	4.60	5.39	0.45	4.45	2.16	65.26	1.46	16.83	92.65	11.29	103.80	18.40	0.35	2.59	40.09
Companies Without Dividends(44)	10.48	10.16	-0.79	-5.32	0.79	-0.93	-5.59	5.88	51.47	2.47	18.71	60.73	7.05	63.88	18.71	0.00	0.00	0.00
Equity/Assets <6%(10)	3.18	2.90	-1.90	-11.85	11.97	-1.99	-10.94	9.12	36.18	3.69	15.51	46.17	1.61	53.75	6.67	0.05	0.67	0.00
Equity/Assets 6-12%(58)	8.77	8.35	0.12	2.05	5.42	0.03	2.15	3.58	52.65	1.77	14.05	81.17	7.12	87.15	16.55	0.26	1.72	28.29
Equity/Assets >12%(50)	16.38	15.33	0.22	1.67	2.18	0.16	1.18	2.55	72.64	1.58	22.33	85.85	14.18	96.64	23.12	0.20	1.65	33.46
Converted Last 3 Mths (no MHC)(3)	12.44	12.41	-0.50	4.45	0.73	-0.72	4.11	3.26	64.33	2.05	25.87	56.59	8.01	56.72	28.03	0.06	0.56	43.59
Actively Traded Companies(4)	8.90	8.11	0.30	3.60	0.40	0.39	4.26	3.02	50.76	1.74	15.25	101.36	8.90	109.84	13.39	0.40	1.57	21.13
Market Value Below $20 Million(16)	6.93	6.90	-1.06	-5.81	6.66	-1.23	-7.38	7.10	35.37	2.84	13.18	45.80	3.62	45.98	20.36	0.07	0.63	12.58
Holding Company Structure(113)	11.62	10.93	-0.02	0.96	4.03	-0.10	0.88	3.61	60.60	1.86	17.35	79.82	9.69	87.94	18.80	0.21	1.60	29.92
Assets Over $1 Billion(54)	11.42	10.41	0.16	2.39	5.38	0.07	2.77	3.38	51.35	1.78	17.46	94.24	10.91	107.28	17.61	0.28	2.09	33.64
Assets $500 Million-$1 Billion(34)	10.87	10.34	-0.32	-0.02	1.66	-0.35	-0.10	4.36	47.71	1.97	17.64	69.70	8.30	74.87	17.39	0.16	1.07	26.41
Assets $250-$500 Million(22)	12.89	12.54	0.14	1.11	3.79	0.11	0.47	3.30	76.63	1.92	17.03	72.18	9.61	76.02	21.38	0.19	1.39	29.25
Assets less than $250 Million(8)	11.78	11.74	-0.11	-1.38	5.36	-0.36	-3.33	2.68	136.79	1.45	14.44	60.48	7.32	60.66	19.16	0.15	1.19	20.01
Goodwill Companies(72)	10.86	9.76	0.04	1.52	4.30	0.02	1.42	3.30	51.64	1.78	17.59	81.83	9.14	94.88	18.21	0.26	1.93	34.41
Non-Goodwill Companies(46)	12.71	12.70	-0.06	0.74	3.56	-0.22	0.53	4.09	73.60	1.94	16.45	78.75	10.55	78.75	19.06	0.15	1.08	22.17
Acquirors of FSLIC Cases(1)	13.65	11.98	0.90	6.62	6.73	1.21	8.93	0.00	0.00	1.81	14.86	95.86	13.09	111.39	11.01	0.24	1.52	22.64

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2011

Financial Institution	Key Financial Ratios: Equity/ Assets (%)	Tang. Equity/ Assets (%)	Reported Earnings ROA(5) (%)	Reported Earnings ROE(5) (%)	Reported Earnings ROI(5) (%)	Core Earnings ROA(5) (%)	Core Earnings ROE(5) (%)	Asset Quality Ratios: NPAs Assets (%)	Resvs/ NPAs (%)	Resvs/ Loans (%)	Pricing Ratios: Price/ Earning (X)	Price/ Book (%)	Price/ Assets (%)	Price/ Tang. Book (%)	Price/ Core Earnings (x)	Dividend Data(6): Ind. Div./ Share ($)	Divi- dend Yield (%)	Payout Ratio(7) (%)
Market Averages. MHC Institutions																		
All Public Companies(26)	13.06	12.35	0.26	2.29	2.92	0.22	1.71	4.37	30.14	1.46	24.22	109.37	14.33	117.17	23.76	0.18	1.85	24.52
NASDAQ Listed OTC Companies(26)	13.06	12.35	0.26	2.29	2.92	0.22	1.71	4.37	30.14	1.46	24.22	109.37	14.33	117.17	23.76	0.18	1.85	24.52
Mid-Atlantic Companies(15)	12.21	11.65	0.18	2.18	3.46	0.28	2.74	5.24	33.72	1.62	18.01	107.93	12.98	115.23	20.28	0.17	1.63	31.34
Mid-West Companies(6)	15.22	13.97	0.30	1.81	1.76	-0.01	-1.20	4.18	27.01	1.42	27.66	108.21	17.15	118.78	32.00	0.22	2.81	0.00
New England Companies(3)	10.15	9.46	0.42	3.81	3.28	0.46	4.30	2.77	23.73	1.06	32.18	108.39	11.24	116.20	26.81	0.04	0.48	19.05
South-East Companies(2)	16.94	16.73	0.47	2.20	2.36	0.17	-2.88	2.04	26.15	1.01	30.77	124.35	20.00	127.35	30.77	0.30	2.59	0.00
Thrift Strategy(26)	13.06	12.35	0.26	2.29	2.92	0.22	1.71	4.37	30.14	1.46	24.22	109.37	14.33	117.17	23.76	0.18	1.85	24.52
Companies Issuing Dividends(17)	14.03	13.33	0.40	2.99	2.47	0.36	2.56	3.43	30.28	1.29	26.44	114.50	15.81	121.70	24.79	0.28	2.90	49.04
Companies Without Dividends(9)	11.34	10.61	0.01	1.14	3.82	-0.01	0.29	5.74	29.95	1.76	21.12	100.25	11.71	109.10	22.33	0.00	0.00	0.00
Equity/Assets <6%(1)	5.97	5.07	0.52	6.68	8.54	0.51	6.60	1.57	56.13	1.28	11.71	97.86	5.84	116.22	11.85	0.12	1.25	14.63
Equity/Assets 6-12%(14)	10.25	9.90	0.40	3.84	3.43	0.26	2.48	3.76	31.39	1.29	23.34	107.74	11.12	111.88	24.08	0.16	1.68	21.01
Equity/Assets >12%(11)	17.70	16.51	0.04	-0.59	1.51	0.14	-0.03	5.49	25.60	1.71	34.48	112.79	19.68	124.66	28.30	0.20	2.16	62.50
Market Value Below $20 Million(1)	13.96	13.96	-2.64	-17.20	0.00	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	0.00
Holding Company Structure(24)	13.16	12.42	0.25	2.21	2.90	0.21	1.58	4.52	29.33	1.46	23.73	108.83	14.39	116.95	23.54	0.18	1.81	24.52
Assets Over $1 Billion(10)	13.05	12.19	0.29	2.20	1.24	0.05	-0.17	3.70	33.32	1.48	24.40	139.99	18.58	150.99	26.53	0.10	0.94	20.83
Assets $500 Million-$1 Billion(6)	10.04	10.03	-0.12	0.86	4.41	0.14	2.45	6.31	33.61	1.99	22.44	89.41	8.40	89.44	21.14	0.19	1.63	37.71
Assets $250-$500 Million(9)	13.87	13.30	0.45	3.48	3.86	0.42	3.22	3.65	25.96	1.15	25.35	92.56	12.82	99.25	24.59	0.22	2.55	17.38
Assets less than $250 Million(1)	24.10	19.17	0.56	2.29	2.17	0.52	2.15	3.15	20.59	0.82	NM	104.82	25.27	140.32	NM	0.40	5.11	0.00
Goodwill Companies(15)	13.49	12.31	0.36	2.92	2.63	0.31	2.42	3.33	33.73	1.42	25.23	123.82	16.61	136.82	25.53	0.14	1.62	19.18
Non-Goodwill Companies(11)	12.41	12.41	0.10	1.24	3.41	0.10	0.53	5.61	25.84	1.51	23.22	87.69	10.91	87.69	21.29	0.23	2.20	36.97
MHC Institutions(26)	13.06	12.35	0.26	2.29	2.92	0.22	1.71	4.37	30.14	1.46	24.22	109.37	14.33	117.17	23.76	0.18	1.85	24.52

(1) Average of high/low or bid/ask price per share.
(2) Or since offering price if converted or first listed in the past 52 weeks. Percent change figures are actual year-to-date and are not annualized
(3) EPS (earnings per share) is based on actual trailing twelve month data and is not shown on a pro forma basis.
(4) Excludes intangibles (such as goodwill, value of core deposits, etc.).
(5) ROA (return on assets) and ROE (return on equity) are indicated ratios based on trailing twelve month common earnings and average common equity and assets balances; ROI (return on investment) is current EPS divided by current price.
(6) Annualized, based on last regular quarterly cash dividend announcement.
(7) Indicated dividend as a percent of trailing twelve month earnings.
(8) Excluded from averages due to actual or rumored acquisition activities or unusual operating characteristics.

* Parentheses following market averages indicate the number of institutions included in the respective averages. All figures have been adjusted for stock splits, stock dividends, and secondary offerings.

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2011

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi-dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NYSE Traded Companies																			
AF	Astoria Financial Corp. of NY*	6.86	5.90	0.38	6.02	5.22	0.37	5.78	2.78	40.00	1.41	19.16	113.96	7.82	133.92	19.96	0.52	3.62	69.33
BBX	BankAtlantic Bancorp Inc of FL*	1.41	1.08	-3.16	NM	NM	-3.21	NM	13.65	30.10	5.05	NM	88.24	1.24	115.38	NM	0.00	0.00	NM
BKU	BankUnited, Inc.*	11.53	10.97	1.33	11.69	5.42	2.21	19.51	NA	NA	1.48	18.46	215.06	24.80	227.55	11.06	0.56	1.93	35.67
FBC	Flagstar Bancorp, Inc. of MI*	7.42	7.42	-2.83	-38.59	NM	-4.18	NM	9.07	22.15	3.08	NM	70.49	5.23	70.49	NM	0.00	0.00	NM
NYB	New York Community Bcrp of NY*	13.42	7.79	1.30	10.03	7.72	1.09	8.35	1.95	21.22	0.58	12.95	128.09	17.19	234.98	15.57	1.00	6.18	NM
PFS	Provident Fin. Serv. Inc of NJ*	13.50	8.80	0.73	5.49	5.89	0.73	5.49	1.65	61.39	1.56	16.98	91.61	12.37	148.32	16.98	0.44	3.12	53.01
AMEX Traded Companies																			
TSH	Teche Hlding Cp of N Iberia LA*	10.15	9.71	0.95	9.65	9.66	0.96	9.82	2.60	50.80	1.68	10.35	97.25	9.87	102.18	10.17	1.44	4.03	41.74
NASDAQ Listed OTC Companies																			
ABBC	Abington Bancorp, Inc. of PA(8)*	17.00	17.00	0.61	3.60	3.19	0.61	3.60	3.34	10.26	0.61	31.39	113.51	19.29	113.51	31.39	0.24	2.01	63.16
ALLB	Alliance Bancorp, Inc. of PA*	17.41	17.41	0.12	1.38	0.90	0.12	1.38	4.11	27.25	1.75	NM	74.58	12.98	74.58	NM	0.12	1.08	NM
ABCW	Anchor BanCorp Wisconsin of WI*	0.09	0.00	-1.09	NM	NM	-1.73	NM	13.74	31.99	5.51	NM	NM	0.50	NM	NM	0.00	0.00	NM
ANCB	Anchor Bancorp of Aberdeen, WA*	12.14	12.14	-0.11	NM	-2.40	-0.11	NM	NA	NA	2.96	NM	38.58	4.68	38.58	NM	0.00	0.00	NM
AFCB	Athens Bancshares, Inc. of TN*	17.83	17.71	0.30	1.86	2.45	0.33	2.03	3.02	47.15	1.95	NM	69.20	12.34	69.79	37.46	0.20	1.44	58.82
ACFC	Atlantic Coast Fin. Corp of GA*	7.11	7.10	-2.03	NM	NM	-2.65	NM	5.72	21.46	2.18	NM	39.62	2.82	39.68	NM	0.00	0.00	NM
BCSB	BCSB Bancorp, Inc. of MD*	8.10	8.09	-0.01	-0.05	-0.08	0.00	0.00	2.11	54.43	1.82	NM	78.45	6.35	78.54	NM	0.00	0.00	NM
BKMU	Bank Mutual Corp of WI*	12.07	10.22	-2.21	-18.95	NM	-2.70	-23.12	3.40	22.65	3.40	NM	57.10	6.89	68.90	NM	0.12	3.08	NM
BFIN	BankFinancial Corp. of IL*	16.55	15.15	-0.27	-1.62	-2.18	-0.30	-1.78	4.21	34.38	2.06	NM	76.29	12.62	84.75	NM	0.28	3.05	NM
BFED	Beacon Federal Bancorp of NY*	10.62	10.62	0.50	5.04	5.95	0.55	5.53	1.36	108.78	1.88	16.80	81.76	8.69	81.76	15.32	0.20	1.43	24.10
BNCL	Beneficial Mut MHC of PA(43.7)	12.49	10.17	-0.18	-1.39	-1.27	-0.22	-1.64	2.28	40.31	1.62	NM	113.24	14.15	142.81	NM	0.00	0.00	NM
BHLB	Berkshire Hills Bancorp of MA*	13.47	7.94	0.50	3.58	4.40	0.51	3.65	0.81	136.11	1.49	22.74	80.88	10.89	145.97	22.29	0.64	2.87	65.31
BOFI	Bofi Holding, Inc. Of CA*	7.98	7.98	1.44	17.34	13.27	1.01	12.14	1.92	21.56	0.67	7.54	120.46	9.61	120.46	10.76	0.00	0.00	0.00
BYFC	Broadway Financial Corp. of CA*	3.46	3.46	0.15	2.36	20.09	0.15	2.41	14.25	29.66	4.73	4.98	22.81	0.79	22.81	4.87	0.00	0.00	0.00
BRKL	Brookline Bancorp, Inc. of MA*	18.22	16.82	1.04	5.62	5.03	1.04	5.62	0.70	156.17	1.32	19.87	111.32	20.28	122.57	19.87	0.34	3.64	72.34
BFSB	Brooklyn Fed MHC of NY (28.2)	13.96	13.96	-2.64	-17.20	NM	-1.00	-6.53	19.04	21.80	5.15	NM	9.33	1.30	9.33	NM	0.00	0.00	NM
CITZ	CFS Bancorp, Inc of Munster IN*	10.07	10.06	0.32	3.09	5.93	0.27	2.61	7.87	19.46	2.34	16.88	51.87	5.22	51.92	20.00	0.04	0.74	12.50
CMSB	CMS Bancorp Inc of W Plains NY*	8.78	8.78	0.06	0.70	0.91	-0.12	-1.31	2.29	19.66	0.63	NM	76.32	6.70	76.32	NM	0.00	0.00	0.00
CBNJ	Cape Bancorp, Inc. of NJ*	12.46	10.52	0.37	3.06	2.96	0.52	4.29	5.14	23.00	1.60	33.83	102.22	12.74	123.78	24.17	0.00	0.00	0.00
CFFN	Capitol Federal Fin Inc. of KS*	20.60	20.60	0.40	3.02	1.89	0.71	5.32	0.78	22.37	0.29	NM	92.28	19.01	92.28	30.05	0.30	2.70	NM
CARV	Carver Bancorp, Inc. of NY*	1.24	1.23	-4.74	NM	NM	-4.77	NM	12.22	23.47	3.53	NM	15.86	0.20	16.08	NM	0.00	0.00	NM
CEBK	Central Bncrp of Somerville MA*	7.21	6.81	0.30	3.53	4.95	0.33	3.86	3.42	21.40	0.92	20.21	87.51	6.31	93.13	18.48	0.20	1.03	20.83
CFBK	Central Federal Corp. of OH*	3.24	3.20	-2.60	-38.01	NM	-2.92	-42.76	5.60	63.34	4.82	NM	59.26	1.92	60.09	NM	0.00	0.00	NM
CHFN	Charter Fin Corp MHC GA (49.0)	12.69	12.26	0.26	2.20	1.47	-0.35	-2.88	2.72	34.67	1.68	NM	149.45	18.96	155.44	NM	0.20	1.84	NM
CHEV	Cheviot Fin Cp MHC of OH(38.5)	19.39	19.39	0.56	2.80	2.62	0.43	2.17	2.59	13.41	0.55	38.18	107.28	20.80	107.28	NM	0.48	5.71	NM
CBNK	Chicopee Bancorp, Inc. of MA*	16.01	16.01	0.09	0.51	0.57	0.06	0.38	1.18	65.59	1.01	NM	92.47	14.81	92.47	NM	0.00	0.00	0.00
CZWI	Citizens Comm Bncorp Inc of WI*	8.93	8.81	-1.30	-13.97	-27.95	-1.04	-11.22	2.65	28.66	0.98	NM	51.92	4.63	52.65	NM	0.00	0.00	NM
CSBC	Citizens South Bnkg Corp of NC*	6.85	6.70	0.74	8.37	13.20	2.08	23.57	2.44	45.93	1.61	7.58	78.86	5.41	80.78	2.69	0.04	0.80	6.06
CSBK	Clifton Svg Bp MHC of NJ(35.8)(8)	15.87	15.87	0.78	4.89	2.96	0.78	4.89	0.46	42.75	0.48	33.82	163.40	25.93	163.40	33.82	0.24	2.15	72.73
COBK	Colonial Financial Serv. of NJ*	11.76	11.76	0.66	6.88	7.48	0.65	6.73	4.56	13.16	1.09	13.37	74.23	8.73	74.23	13.67	0.00	0.00	0.00
CFFC	Community Fin. Corp. of VA*	6.96	6.96	0.12	1.33	4.92	0.12	1.33	7.56	23.50	1.92	20.33	36.22	2.52	36.22	20.33	0.00	0.00	0.00
DNBK	Danvers Bancorp, Inc. of MA(8)*	10.00	8.94	0.70	6.29	3.99	0.65	5.79	0.52	120.59	1.00	25.06	160.13	16.02	181.18	27.22	0.16	0.73	18.18
DCOM	Dime Community Bancshars of NY*	8.13	6.85	1.02	13.23	8.08	1.04	13.45	0.70	60.76	0.55	12.38	156.42	12.72	188.34	12.18	0.56	3.77	46.67
ESBF	ESB Financial Corp. of PA*	8.77	6.70	0.76	8.66	7.74	0.79	9.08	0.75	45.38	1.01	12.93	113.05	9.92	151.34	12.32	0.40	2.54	32.79
ESSA	ESSA Bancorp, Inc. of PA*	15.37	15.37	0.45	2.71	2.99	0.36	2.20	1.82	38.09	1.02	33.46	95.60	14.69	95.60	NM	0.20	1.62	54.05
EBMT	Eagle Bancorp Montanta of MT*	15.84	15.84	0.78	5.32	5.39	0.35	2.40	1.16	36.18	0.72	18.55	89.01	14.10	89.01	NM	0.28	2.43	45.16
ESBK	Elmira Svgs Bank, FSB of NY*	7.59	5.13	0.68	6.05	10.50	0.47	4.18	0.76	75.38	0.94	9.52	84.83	6.44	128.67	13.76	0.80	4.88	46.51
FFDF	FFD Financial Corp of Dover OH*	8.87	8.87	0.66	7.36	9.29	0.42	4.71	1.48	78.60	1.32	10.77	78.08	6.93	78.08	16.85	0.68	4.75	51.13
FFCO	FedFirst Financial Corp of PA*	17.05	16.73	0.19	1.33	1.54	0.32	2.23	0.68	121.88	1.21	NM	73.11	12.47	74.83	38.65	0.12	0.84	54.55
FSBI	Fidelity Bancorp, Inc. of PA*	6.14	5.78	0.09	1.40	2.38	0.22	3.31	2.47	34.80	1.62	NM	66.21	4.07	70.61	17.79	0.08	0.86	36.36
FABK	First Advantage Bancorp of TN*	19.32	19.32	0.49	2.47	3.10	0.24	1.20	0.95	111.32	1.49	32.29	81.53	15.75	81.53	NM	0.20	1.51	48.78
FBSI	First Bancshares, Inc. of MO*	10.05	9.99	-1.55	-14.39	NM	-1.46	-13.57	4.05	30.48	2.43	NM	47.40	4.76	47.68	NM	0.00	0.00	NM
FCAP	First Capital, Inc. of IN*	10.58	9.49	0.85	8.15	8.42	0.75	7.15	1.88	52.51	1.47	11.87	96.04	10.17	108.41	13.52	0.76	4.61	54.68
FCLF	First Clover Leaf Fin Cp of IL*	13.44	11.53	0.65	4.88	7.00	0.52	3.87	2.68	35.14	1.46	14.29	70.00	9.41	83.45	18.05	0.24	3.50	50.00
FCFL	First Community Bk Corp of FL*	2.35	2.35	-3.88	NM	NM	-4.14	NM	11.07	25.09	3.89	NM	12.84	0.30	12.84	NM	0.00	0.00	NM
FDEF	First Defiance Fin. Corp of OH*	10.01	7.11	0.30	2.56	5.40	0.08	0.65	2.78	72.54	2.67	18.51	55.28	5.54	80.37	NM	0.00	0.00	0.00
FFNM	First Fed of N. Michigan of MI*	10.78	10.51	0.10	0.99	2.38	0.00	0.00	5.95	22.67	1.77	NM	41.69	4.49	42.86	NM	0.00	0.00	0.00
FFBH	First Fed. Bancshares of AR(8)*	3.31	3.31	-0.74	-11.93	NM	-0.93	-14.97	16.55	31.30	7.46	NM	58.29	1.93	58.29	NM	0.00	0.00	NM
FFNW	First Fin NW, Inc of Renton WA*	14.62	14.62	-4.22	-27.80	NM	-4.26	-28.09	12.68	14.88	2.56	NM	64.76	9.47	64.76	NM	0.00	0.00	NM
FFCH	First Fin. Holdings Inc. of SC*	7.58	6.51	-1.04	-10.59	-19.43	-1.04	-10.59	4.72	56.65	3.38	NM	71.68	5.44	84.45	NM	0.20	1.84	NM
FPTB	First PacTrust Bancorp of CA*	15.79	15.79	0.21	1.75	1.20	-0.01	-0.09	5.71	29.74	2.11	NM	113.30	17.89	113.30	NM	0.42	2.65	NM

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2011

Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
	Equity/ Assets	Tang. Equity/ Assets	Reported Earnings ROA(5)	Reported Earnings ROE(5)	Reported Earnings ROI(5)	Core Earnings ROA(5)	Core Earnings ROE(5)	NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																		
FPFC First Place Fin. Corp. of OH*	5.79	5.53	-1.10	-13.16	NM	-1.52	-18.23	4.42	32.78	1.78	NM	18.59	1.08	19.53	NM	0.00	0.00	NM
FSFG First Savings Fin. Grp. of IN*	10.51	9.05	0.56	5.23	7.68	0.76	7.07	1.47	51.03	1.15	13.02	67.76	7.12	80.05	9.62	0.00	0.00	0.00
FFIC Flushing Fin. Corp. of NY*	9.02	8.65	0.92	10.24	8.31	0.95	10.65	3.07	20.87	0.85	12.04	119.63	10.79	125.25	11.57	0.52	3.48	41.94
FXCB Fox Chase Bancorp, Inc. of PA*	18.78	18.78	0.24	1.60	1.42	0.13	0.84	3.51	32.37	1.90	NM	94.70	17.78	94.70	NM	0.08	0.60	42.11
GSLA GS Financial Corp. of LA(8)*	10.50	10.50	0.15	1.43	1.56	-0.13	-1.21	4.82	29.10	1.92	NM	93.23	9.78	93.23	NM	0.40	1.95	NM
GCBC Green Co Bcrp MHC of NY (44.1)	8.64	8.64	1.03	11.62	7.04	1.00	11.25	1.23	71.13	1.55	14.21	160.00	13.82	160.00	14.68	0.70	3.94	56.00
HFFC HF Financial Corp. of SD*	7.70	7.37	0.42	5.51	6.62	0.24	3.13	2.91	36.59	1.49	15.11	82.63	6.36	86.67	26.62	0.45	4.03	60.81
HMNF HMN Financial, Inc. of MN*	6.18	6.18	-1.90	-20.21	NM	-2.20	-23.39	10.91	44.57	6.03	NM	23.02	1.42	23.02	NM	0.00	0.00	NM
HBNK Hampden Bancorp, Inc. of MA*	16.40	16.40	0.26	1.60	1.69	0.20	1.23	2.52	42.64	1.52	NM	95.66	15.69	95.66	NM	0.12	0.92	54.55
HARL Harleysville Svgs Fin Cp of PA*	6.33	6.33	0.59	9.52	8.95	0.59	9.52	0.29	101.34	0.52	11.18	103.17	6.53	103.17	11.18	0.76	5.07	56.72
HBOS Heritage Fin Group, Inc of GA*	16.64	16.28	-0.19	-2.64	-1.32	0.23	3.13	2.49	38.33	1.93	NM	88.36	14.70	90.33	NM	0.12	0.99	NM
HIFS Hingham Inst. for Sav. of MA*	7.15	7.15	1.05	14.83	9.36	1.05	14.83	0.91	74.24	0.86	10.68	150.41	10.75	150.41	10.68	0.96	1.86	19.92
HBCP Home Bancorp Inc. Lafayette LA*	18.78	18.58	0.71	3.56	3.64	0.78	3.93	0.27	209.74	0.89	27.50	98.58	18.52	99.94	24.92	0.00	0.00	0.00
HOME Home Federal Bancorp Inc of ID*	14.60	14.36	-0.48	-2.52	-2.73	-0.31	-1.63	2.55	43.79	2.60	NM	94.11	13.74	95.94	NM	0.22	1.94	NM
HFBL Home Federal Bancorp Inc of LA*	23.99	23.99	1.13	5.42	5.82	0.26	1.23	0.05	630.09	0.61	17.17	77.54	18.60	77.54	NM	0.24	1.86	32.00
HFBC HopFed Bancorp, Inc. of KY*	8.63	8.56	0.51	5.43	8.24	0.26	2.75	2.10	43.22	1.61	12.13	71.48	6.17	72.11	23.95	0.32	3.52	42.67
HCBK Hudson City Bancorp, Inc of NJ*	9.01	8.77	0.88	9.80	10.78	0.72	7.97	1.50	23.79	0.76	9.27	90.44	8.15	93.11	11.40	0.32	3.38	31.37
ISBC Investors Bcrp MHC of NJ(43.0)	9.39	9.10	0.70	7.04	3.85	0.63	6.40	1.79	52.97	1.13	26.00	178.97	16.81	185.23	28.60	0.00	0.00	0.00
JXSB Jacksonville Bancorp Inc of IL*	11.83	11.03	0.70	6.90	8.49	0.48	4.77	1.21	79.22	1.65	11.78	68.07	8.05	73.68	17.03	0.30	2.38	28.04
JFBI Jefferson Bancshares Inc of TN*	9.20	8.87	-3.64	-35.48	NM	-3.84	-37.49	4.64	29.28	1.92	NM	41.01	3.77	42.72	NM	0.00	0.00	NM
KFFB KY Fst Fed Bp MHC of KY (39.3)	24.10	19.17	0.56	2.29	2.17	0.52	2.15	3.15	20.59	0.82	NM	104.82	25.27	140.32	NM	0.40	5.11	NM
KFFG Kaiser Federal Fin Group of CA*	17.39	17.01	0.82	6.77	6.21	0.82	6.77	3.24	43.01	1.65	16.11	75.26	13.09	77.29	16.11	0.20	1.66	26.67
KRNY Kearny Fin Cp MHC of NJ (25.1)	16.54	13.29	0.23	1.13	0.86	0.31	1.55	NA	NA	0.75	NM	132.67	21.94	171.59	NM	0.20	2.15	NM
LSBI LSB Fin. Corp. of Lafayette IN*	9.57	9.57	0.56	6.10	8.76	0.38	4.17	5.18	27.74	1.63	11.42	67.85	6.49	67.85	16.70	0.00	0.00	0.00
LPSB LaPorte Bancrp MHC of IN(45.0)	11.26	9.41	0.60	5.12	5.83	0.32	2.74	1.89	46.90	1.40	17.14	87.99	9.91	107.50	32.00	0.00	0.00	0.00
LSBK Lake Shore Bnp MHC of NY(39.4)	11.53	11.53	0.67	5.39	4.86	0.50	4.02	0.65	26.55	0.36	20.59	113.27	13.06	113.27	27.63	0.28	2.67	54.90
LEGC Legacy Bancorp, Inc. of MA(8)*	12.16	10.76	-0.83	-6.66	-6.71	-0.71	-5.71	1.86	52.82	1.45	NM	104.95	12.77	120.53	NM	0.20	1.47	NM
LABC Louisiana Bancorp, Inc. of LA*	18.79	18.79	0.78	3.81	4.66	0.68	3.32	0.81	67.55	0.97	21.46	90.70	17.04	90.70	24.62	0.00	0.00	0.00
MSBF MSB Fin Corp MHC of NJ (40.3)	11.50	11.50	0.20	1.81	2.34	0.20	1.81	7.18	11.08	1.18	NM	76.89	8.84	76.89	NM	0.12	2.00	NM
MGYR Magyar Bancorp MHC of NJ(44.7)	8.38	8.38	0.75	9.54	16.91	0.62	7.90	8.23	10.77	1.08	5.91	54.26	4.55	54.26	7.14	0.00	0.00	0.00
MLVF Malvern Fed Bncp MHC PA(44.6)	9.35	9.35	-0.56	-5.80	-7.76	-0.55	-5.71	4.91	22.22	1.40	NM	77.90	7.28	77.90	NM	0.12	1.45	NM
MFLR Mayflower Bancorp, Inc. of MA*	8.51	8.51	0.54	6.51	7.97	0.32	3.80	NA	NA	1.00	12.55	81.27	6.91	81.27	21.47	0.24	2.94	36.92
EBSB Meridian Fn Serv MHC MA (41.4)	11.74	11.08	0.80	6.38	4.39	0.75	5.95	2.64	20.94	0.85	22.80	140.25	16.47	149.78	24.45	0.00	0.00	0.00
CASH Meta Financial Group of IA*	6.26	6.16	1.19	18.61	27.34	1.13	17.78	0.98	51.73	1.37	3.66	61.64	3.86	62.71	3.83	0.52	3.71	13.58
MFSF MutualFirst Fin. Inc. of IN*	7.06	6.76	0.33	3.60	7.85	0.29	3.18	3.20	36.42	1.63	12.74	60.90	4.30	63.82	14.43	0.24	2.77	35.29
NASB NASB Fin, Inc. of Grandview MO*	12.70	12.53	0.49	4.20	6.17	-1.27	-10.95	5.34	45.50	2.76	16.20	66.82	8.48	67.83	NM	0.00	0.00	0.00
NECB NE Comm Bncrp MHC of NY (44.6)	23.22	22.92	0.36	1.70	2.26	0.62	2.92	11.51	14.26	2.05	NM	75.15	17.45	76.45	25.83	0.12	1.94	NM
NHTB NH Thrift Bancshares of NH*	8.29	5.55	0.77	8.31	9.78	0.51	5.45	1.01	98.40	1.43	10.23	93.84	7.78	144.24	15.58	0.52	3.88	39.69
NVSL Naug Vlly Fin MHC of CT (40.4)	9.20	9.19	0.26	2.87	2.50	0.28	3.15	3.19	28.55	1.33	40.00	112.75	10.38	112.90	36.52	0.12	1.43	57.14
NFSB Newport Bancorp, Inc. of RI*	11.06	11.06	0.40	3.61	3.66	0.42	3.75	0.05	451.74	1.02	27.31	99.65	11.02	99.65	26.30	0.00	0.00	0.00
FFFD North Central Bancshares of IA*	8.63	8.50	0.26	2.40	5.27	0.26	2.40	3.57	38.05	1.80	18.97	57.09	4.93	58.10	18.97	0.04	0.24	4.60
NFBK Northfield Bcp MHC of NY(43.4)	17.66	17.05	0.64	3.49	2.37	0.60	3.27	3.22	30.20	2.63	NM	147.16	25.98	153.53	NM	0.20	1.48	62.50
NWBI Northwest Bancshares Inc of PA*	16.04	14.19	0.71	4.38	4.21	0.71	4.38	2.23	42.12	1.38	23.73	104.14	16.70	120.27	23.73	0.40	3.24	NM
OBAF OBA Financial Serv. Inc of MD*	22.75	22.75	-0.08	-0.45	-0.48	0.12	0.64	1.09	56.32	0.76	NM	83.17	18.92	83.17	NM	0.00	0.00	NM
OSHC Ocean Shore Holding Co. of NJ*	11.97	11.97	0.68	5.52	5.90	0.68	5.52	0.63	74.96	0.60	16.96	92.31	11.05	92.31	16.96	0.24	1.89	32.00
OCFC OceanFirst Fin. Corp of NJ*	8.94	8.94	0.93	10.54	8.07	0.82	9.27	2.33	37.62	1.17	12.39	125.28	11.20	125.28	14.08	0.48	3.59	44.44
OFED Oconee Fed Fn Cp MHC SC (35.0)	21.20	21.20	0.68	NM	3.25	0.68	NM	1.35	17.63	0.33	30.77	99.26	21.04	99.26	30.77	0.40	3.33	NM
OABC OmniAmerican Bancorp Inc of TX*	17.92	17.92	0.15	0.94	0.93	0.04	0.27	3.62	22.85	1.33	NM	90.41	16.20	90.41	NM	0.00	0.00	0.00
ONFC Oneida Financial Corp. of NY*	12.60	9.24	0.63	5.56	6.34	0.67	5.86	1.15	56.43	1.49	15.76	74.48	9.39	105.47	14.95	0.48	5.54	NM
ORIT Oritani Financial Corp of NJ*	24.98	24.98	0.66	3.12	2.23	0.68	3.23	1.83	51.40	1.45	NM	106.04	26.49	106.04	NM	0.40	3.30	NM
PSBH PSB Hldgs Inc MHC of CT (42.9)	9.52	8.12	0.20	2.19	2.96	0.35	3.80	2.48	21.71	1.00	33.73	72.18	6.87	85.91	19.46	0.00	0.00	0.00
PVFC PVF Capital Corp. of Solon OH*	9.36	9.36	-0.69	-7.72	-11.00	-1.26	-14.09	9.28	40.86	5.21	NM	68.98	6.46	68.98	NM	0.00	0.00	NM
PFED Park Bancorp of Chicago IL*	9.81	9.81	-2.33	-22.14	NM	-2.32	-22.03	NA	NA	2.77	NM	21.29	2.09	21.29	NM	0.00	0.00	NM
PVSA Parkvale Financial Corp of PA*	5.05	3.54	-0.93	-13.07	NM	0.35	4.85	2.04	52.96	1.89	NM	60.15	3.04	87.21	8.48	0.08	0.82	NM
PBHC Pathfinder BC MHC of NY (36.3)	5.97	5.07	0.52	6.68	8.54	0.51	6.60	1.57	56.13	1.28	11.71	97.86	5.84	116.22	11.85	0.12	1.25	14.63
PEOP Peoples Fed Bancshrs Inc of MA*	21.81	21.81	-0.01	-0.09	-0.07	0.60	3.83	1.12	52.48	0.81	NM	86.47	18.86	86.47	31.11	0.00	0.00	NM
PBCT Peoples United Financial of CT*	20.84	14.12	0.38	1.60	1.82	0.46	1.94	1.74	45.37	0.98	NM	89.80	18.71	143.79	NM	0.63	4.77	NM
PROV Provident Fin. Holdings of CA*	10.07	10.07	0.88	9.55	13.27	-0.29	-3.09	6.17	44.07	3.29	7.54	67.89	6.84	67.89	NM	0.04	0.49	3.70
PBNY Provident NY Bncrp, Inc. of NY*	14.28	9.20	0.71	4.95	5.84	0.47	3.24	1.95	54.08	1.82	17.13	85.71	12.24	140.81	26.17	0.24	2.55	43.64
PBIP Prudential Bncp MHC PA (25.5)	10.69	10.69	0.44	4.13	3.37	0.50	4.67	1.26	47.20	1.45	29.65	122.22	13.07	122.22	26.23	0.20	2.93	NM
PULB Pulaski Fin Cp of St. Louis MO*	5.96	5.70	0.22	2.66	3.84	-0.08	-0.95	5.13	36.23	2.04	26.04	91.58	5.46	96.05	NM	0.38	5.21	NM
RIVR River Valley Bancorp of IN*	6.85	6.83	0.50	6.18	7.93	0.32	3.98	4.53	21.71	1.41	12.61	93.08	6.37	93.34	19.60	0.84	5.16	65.12
RVSB Riverview Bancorp, Inc. of WA*	12.65	9.87	-0.16	-1.43	-1.89	-0.18	-1.67	6.41	32.47	2.58	NM	67.37	8.52	89.08	NM	0.00	0.00	NM
RCKB Rockville Fin New, Inc. of CT*	18.07	18.00	0.64	4.45	3.87	0.59	4.11	0.80	107.21	1.00	25.87	91.56	16.54	91.89	28.03	0.17	1.68	43.59
ROMA Roma Fin Corp MHC of NJ (26.2)	11.58	11.50	0.33	2.38	1.61	0.25	1.82	NA	NA	1.09	NM	152.16	17.63	153.48	NM	0.32	3.02	NM
SIFI SI Financial Group, Inc. of CT*	13.64	13.19	0.28	3.60	2.52	0.25	3.17	1.24	41.84	0.78	39.64	82.10	11.20	84.92	NM	0.12	1.21	48.00

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Exhibit 1B (continued)
Weekly Thrift Market Line - Part Two
Prices As Of April 22, 2011

	Financial Institution	Key Financial Ratios							Asset Quality Ratios			Pricing Ratios					Dividend Data(6)		
		Equity/ Assets	Tang. Equity/ Assets	Reported Earnings			Core Earnings		NPAs Assets	Resvs/ NPAs	Resvs/ Loans	Price/ Earning	Price/ Book	Price/ Assets	Price/ Tang. Book	Price/ Core Earnings	Ind. Div./ Share	Divi- dend Yield	Payout Ratio(7)
				ROA(5)	ROE(5)	ROI(5)	ROA(5)	ROE(5)											
		(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(%)	(X)	(%)	(%)	(%)	(x)	($)	(%)	(%)
NASDAQ Listed OTC Companies (continued)																			
SPBC	SP Bancorp, Inc. of Plano, TX*	13.44	13.44	0.47	4.52	5.80	0.06	0.56	2.28	39.23	1.09	17.25	60.24	8.10	60.24	NM	0.00	0.00	0.00
SVBI	Severn Bancorp, Inc. of MD*	8.20	8.17	-0.06	-0.57	-1.29	-0.11	-1.05	13.07	23.74	3.68	NM	59.44	4.87	59.67	NM	0.00	0.00	NM
STND	Standard Financial Corp. of PA*	17.30	15.42	0.43	3.07	3.42	0.71	5.16	1.10	83.00	1.42	29.25	72.23	12.49	82.84	17.42	0.00	0.00	0.00
THRD	TF Fin. Corp. of Newtown PA*	10.61	10.02	0.47	4.59	5.54	0.39	3.78	NA	NA	1.63	18.04	82.51	8.76	87.96	21.91	0.19	0.88	15.97
TFSL	TFS Fin Corp MHC of OH (26.4)	15.80	15.73	-0.06	-0.35	-0.19	-0.20	-1.23	3.57	37.54	1.50	NM	189.59	29.96	190.60	NM	0.00	0.00	NM
TBNK	Territorial Bancorp, Inc of HI*	15.75	15.75	0.78	4.96	4.64	0.85	5.40	0.24	43.66	0.23	21.56	105.09	16.55	105.09	19.82	0.28	1.43	30.77
TSBK	Timberland Bancorp, Inc. of WA*	9.79	9.02	-0.30	-2.54	-5.57	-0.29	-2.46	7.09	22.93	2.19	NM	55.48	5.43	60.74	NM	0.00	0.00	NM
TRST	TrustCo Bank Corp NY of NY*	6.46	6.45	0.77	11.59	6.41	0.71	10.67	1.42	74.53	1.78	15.61	179.15	11.58	179.70	16.94	0.26	4.38	68.42
UCBA	United Comm Bncp MHC IN (40.7)	11.25	10.58	0.25	2.12	2.07	0.20	1.70	NA	NA	2.18	NM	103.13	11.61	110.50	NM	0.44	6.06	NM
UCFC	United Community Fin. of OH*	8.01	7.98	-1.62	-18.13	NM	-1.96	-21.90	9.71	23.86	2.97	NM	20.04	1.61	20.11	NM	0.00	0.00	NM
UBNK	United Financial Bncrp of MA*	14.05	13.57	0.65	4.47	3.83	0.69	4.76	0.91	69.15	0.93	26.13	117.22	16.47	121.99	24.55	0.32	1.98	51.61
VPFG	ViewPoint Financal Group of TX*	13.48	13.45	0.66	6.27	4.23	0.33	3.19	0.73	68.75	0.93	23.63	105.89	14.27	106.17	NM	0.20	1.66	39.22
WSB	WSB Holdings, Inc. of Bowie MD*	13.03	13.03	-0.94	-7.40	-16.96	-0.78	-6.19	11.32	22.80	3.96	NM	44.39	5.78	44.39	NM	0.00	0.00	NM
WSFS	WSFS Financial Corp. of DE*	7.98	7.18	0.30	3.41	2.89	0.27	3.16	2.36	64.63	2.29	34.65	124.50	9.94	139.54	37.47	0.48	1.04	36.09
WVFC	WVS Financial Corp. of PA*	10.22	10.22	0.10	1.22	1.93	0.14	1.65	0.88	27.52	1.19	NM	64.90	6.64	64.90	38.26	0.16	1.82	NM
WFSL	Washington Federal, Inc. of WA*	13.65	11.98	0.90	6.62	6.73	1.21	8.93	NA	NA	1.81	14.86	95.86	13.09	111.39	11.01	0.24	1.52	22.64
WSBF	Waterstone Fin MHC of WI(26.2)	9.52	9.52	-0.10	-1.09	-1.93	-1.36	-14.75	9.70	16.62	2.08	NM	56.44	5.37	56.44	NM	0.00	0.00	NM
WAYN	Wayne Savings Bancshares of OH*	9.28	8.82	0.55	5.90	8.81	0.51	5.50	NA	NA	1.27	11.35	66.40	6.16	70.18	12.17	0.24	2.86	32.43
WFD	Westfield Fin. Inc. of MA*	17.86	17.86	0.25	1.30	1.20	0.02	0.12	0.28	202.33	1.36	NM	117.05	20.90	117.05	NM	0.24	2.61	NM
WBKC	Wolverine Bancorp, Inc. of MI*	19.04	19.04	-1.33	NM	-12.04	-0.82	NM	3.75	92.33	4.25	NM	57.96	11.04	57.96	NM	0.00	0.00	NM

EXHIBIT 2

Core Earnings Analysis

RP FINANCIAL, LC.
Financial Services Industry Consultants
1100 North Glebe Road, Suite 1100
Arlington, Virginia 22201
(703) 528-1700

Core Earnings Analysis
Comparable Institution Analysis
For the Twelve Months Ended December 31, 2010

		Net Income to Common ($000)	Less: Net Gains(Loss) ($000)	Tax Effect @ 34% $000)	Less: Extd Items ($000)	Estimated Core Income to Common ($000)	Shares ($000)	Estimated Core EPS ($)
Comparable Group								
AFCB	Athens Bancshares, Inc. of TN	843	93	-32	0	904	2,475	0.37
FFDF	FFD Financial Corp of Dover OH	1,351	-736	250	0	865	1,012	0.85
FABK	First Advantage Bancorp of TN	1,696	-1,311	446	0	831	4,108	0.20
LSBI	LSB Fin. Corp. of Lafayette IN	2,117	-1,020	347	0	1,444	1,554	0.93
LABC	Louisiana Bancorp, Inc. of LA	2,558	-517	176	0	2,217	3,641	0.61
MFLR	Mayflower Bancorp, Inc. of MA	1,359	-847	288	0	800	2,080	0.38
OBAF	OBA Financial Serv. Inc of MD	-317	1,201	-408	0	476	4,629	0.10
RIVR	River Valley Bancorp of IN	1,958	-1,068	363	0	1,253	1,514	0.83
WVFC	WVS Financial Corp. of PA	342	194	-66	0	470	2,058	0.23
WAYN	Wayne Savings Bancshares of OH	2,211	-210	71	0	2,072	3,004	0.69

Source: SNL Financial, LC. and RP Financial, LC. calculations. The information provided in this table has been obtained from sources we believe are reliable, but we cannot guarantee the accuracy or completeness of such information.

EXHIBIT 3

Pro Forma Analysis Sheet

EXHIBIT 3
PRO FORMA ANALYSIS SHEET
Home Federal Savings and Loan Association
Prices as of April 21, 2011

Valuation Pricing Multiples		Symbol	Subject at Midpoint	Peer Group Mean	Peer Group Median	Kentucky Companies Mean	Kentucky Companies Median	All Public Thrifts Mean	All Public Thrifts Median
Price-earnings multiple	=	P/E	13.78 x	16.06x	12.55x	12.13x	12.13x	17.23x	16.50x
Price-core earnings multiple	=	P/CE	22.50 x	23.39x	20.54x	23.95x	23.95x	18.46x	17.22x
Price-book ratio	=	P/B	51.87%	77.62%	79.68%	71.48%	71.48%	80.68%	82.10%
Price-tangible book ratio	=	P/TB	51.87%	78.08%	79.68%	72.11%	72.11%	88.83%	86.47%
Price-assets ratio	=	P/A	8.08%	10.36%	6.92%	6.17%	6.17%	9.68%	9.07%

Valuation Parameters				% of Offering	% of Offering + Foundation
Pre-Conversion Earnings (Y)	**$2,155,000**	(12 Mths 3/11)	ESOP Stock as % of Offering (E)	**8.0000%**	**8.0000%**
Pre-Conversion Core Earnings	**$1,160,380**	(12 Mths 3/11)	Cost of ESOP Borrowings (S)	**0.00%**	
Pre-Conversion Book Value (B)	**$28,230,000**	(3/11)	ESOP Amortization (T)	**20.00**	years
Intangibles	**$0**	(3/11)	RRP Stock as % of Offering (M)	**4.0000%**	4.00%
Pre-Conv. Tang. Book Value (B)	**$28,230,000**	(3/11)	Stock Programs Vesting (N)	**5.00**	years
Pre-Conversion Assets (A)	**$294,546,000**	(3/11)	Fixed Expenses	**$1,117,825**	
Reinvest. Rate: (5 Yr Treas)@3/11	**2.240%**		Subscr/Dir Comm Exp (Mdpnt)	**$385,350**	1.75%
Tax rate (TAX)	**34.00%**		Total Expenses (Miidpoint)	**$1,503,175**	
A-T Reinvestment Rate(R)	**1.478%**		Syndicate Expenses (Mdpnt)	**$0**	0.00%
Est. Conversion Expenses (1)(X)	**5.89%**		Syndicate Amount	**$0**	
Insider Purchases	**$1,440,000**		Percent Sold (PCT)	**100.00%**	
Price/Share	**$10.00**		MHC Assets	**$0**	
Foundation Cash Contrib. (FC)	**$0**		Options as % of Offering (O1)	**10.0000%**	10.00%
Found. Stk Contrib (% of Total Shrs (F	**0.0000%**		Estimated Option Value (O2)	**28.90%**	
Foundation Tax Benefit (Z)	**$0**		Option Vesting Period (O3)	**5.00**	years
Foundation Amount (Mdpt.)	**$0**		% of Options taxable (O4)	**25.00%**	
			Payoff of FHLB Advances (PA)	**$0**	@Minimum
			Payoff of FHLB Advances (PA)	**$0**	@Mid, Max, Smax
			Weighted Average Rate of Adv.	**0.00%**	

Calculation of Pro Forma Value After Conversion

1. $V = \frac{P/E * (Y)}{1 - P/E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $25,500,000

1. $V = \frac{P/E * (Y)}{1 - P/Core E * PCT * ((1-X-E-M-FC-FS)*R - (1-TAX)*E/T - (1-TAX)*M/N)-(1-(TAX*O4))*(O1*O2)/O3)}$ V= $25,500,000

2. $V = \frac{P/B * (B+Z)}{1 - P/B * PCT * (1-X-E-M-FC-FS)}$ V= $25,500,000

2. $V = \frac{P/TB * (TB+Z)}{1 - P/TB * PCT * (1-X-E-M-FC-FS)}$ V= $25,500,000

3. $V = \frac{P/A * (A+Z+PA)}{1 - P/A * PCT * (1-X-E-M-FC-FS)}$ V= $25,500,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued	Price Per Share	Market Value of Stock Sold in Offering	Market Value of Stock Issued in Reorganization
Supermaximum	0	3,372,375	0	3,372,375	$10.00	$33,723,750	$33,723,750
Maximum	0	2,932,500	0	2,932,500	10.00	29,325,000	$29,325,000
Midpoint	0	**2,550,000**	0	2,550,000	10.00	25,500,000	$25,500,000
Minimum	0	2,167,500	0	2,167,500	10.00	21,675,000	$21,675,000

Valuation Conclusion	Shares Issued to MHC	Shares Sold to Public	Foundation Shares	Total Shares Issued
Supermaximum	0.000%	100.000%	0.000%	100.000%
Maximum	0.000%	100.000%	0.000%	100.000%
Midpoint	0.000%	100.000%	0.000%	100.000%
Minimum	0.000%	100.000%	0.000%	100.000%

(1) Estimated offering expenses at midpoint of the offering.

EXHIBIT 4

Pro Forma Effect of Conversion Proceeds

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Minimum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$21,675,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$21,675,000**
2.	Offering Proceeds of Shares Sold In Offering	$21,675,000
	Less: Estimated Offering Expenses	1,441,593
	Net Conversion Proceeds	$20,233,408
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$20,233,408
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(1,734,000)
	Less: Non-Cash MRP Stock Purchases (2)	(867,000)
	Net Conversion Proceeds Reinvested	$17,632,408
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$260,678
	Plus: Reduction in FHLB Advance Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(57,222)
	Less: Stock Programs Vesting (2)	(114,444)
	Less: Option Plan Vesting (3)	(114,633)
	Net Earnings Increase	($25,621)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($25,621)	$2,129,379
12 Months ended March 31, 2011 (core)	$1,160,380	($25,621)	$1,134,759

5. Pro Forma Net Worth	Before Conversion	Net Equity Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$17,632,408	$0	$45,862,408
March 31, 2011 (Tangible)	$28,230,000	$17,632,408	$0	$45,862,408

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$17,632,408	$0	$0	$312,178,408

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Midpoint of the Range

1.	**Market Value of Shares Sold In Offering:**	**$25,500,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$25,500,000**
2.	Offering Proceeds of Shares Sold In Offering	$25,500,000
	Less: Estimated Offering Expenses	1,503,175
	Net Conversion Proceeds	$23,996,825
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$23,996,825
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,040,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,020,000)
	Net Conversion Proceeds Reinvested	$20,936,825
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$309,530
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(67,320)
	Less: Stock Programs Vesting (2)	(134,640)
	Less: Option Plan Vesting (3)	(134,862)
	Net Earnings Increase	($27,292)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2011 (reported)	$2,155,000	($27,292)	$2,127,708
	12 Months ended March 31, 2011 (core)	$1,160,380	($27,292)	$1,133,088

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2011	$28,230,000	$20,936,825	$0	$49,166,825
	March 31, 2011 (Tangible)	$28,230,000	$20,936,825	$0	$49,166,825

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	March 31, 2011	$294,546,000	$20,936,825	$0	$0	$315,482,825

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Maximum of the Range

1.	**Market Value of Shares Sold In Offering:**	**$29,325,000**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$29,325,000**
2.	Offering Proceeds of Shares Sold In Offering	$29,325,000
	Less: Estimated Offering Expenses	1,564,758
	Net Conversion Proceeds	$27,760,243
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$27,760,243
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,346,000)
	Less: Non-Cash MRP Stock Purchases (2)	(1,173,000)
	Net Conversion Proceeds Reinvested	$24,241,243
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$358,383
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(77,418)
	Less: Stock Programs Vesting (2)	(154,836)
	Less: Option Plan Vesting (3)	(155,091)
	Net Earnings Increase	($28,963)

4. Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
12 Months ended March 31, 2011 (reported)	$2,155,000	($28,963)	$2,126,037
12 Months ended March 31, 2011 (core)	$1,160,380	($28,963)	$1,131,417

5. Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
March 31, 2011	$28,230,000	$24,241,243	$0	$52,471,243
March 31, 2011 (Tangible)	$28,230,000	$24,241,243	$0	$52,471,243

6. Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
March 31, 2011	$294,546,000	$24,241,243	$0	$0	$318,787,243

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

Exhibit 4
PRO FORMA EFFECT OF CONVERSION PROCEEDS
Home Federal Savings and Loan Association
At the Supermaximum Value

1.	**Market Value of Shares Sold In Offering:**	**$33,723,750**
	Market Value of Shares Issued to Foundation:	**0**
	Total Market Value of Company:	**$33,723,750**
2.	Offering Proceeds of Shares Sold In Offering	$33,723,750
	Less: Estimated Offering Expenses	1,635,577
	Net Conversion Proceeds	$32,088,173
3.	Estimated Additional Equity and Income from Offering Proceeds	
	Net Conversion Proceeds	$32,088,173
	Less: Cash Contribution to Foundation	0
	Less: Payoff of FHLB Advances	0
	Less: Non-Cash ESOP Stock Purchases (1)	(2,697,900)
	Less: Non-Cash MRP Stock Purchases (2)	(1,348,950)
	Net Conversion Proceeds Reinvested	$28,041,323
	Estimated After-Tax Reinvestment Rate	1.48%
	Earnings from Reinvestment of Proceeds	$414,563
	Plus: Reduction in FHLB Advanve Interest Expense	0
	Less: Estimated cost of ESOP borrowings(1)	0
	Less: Amortization of ESOP borrowings(1)	(89,031)
	Less: Stock Programs Vesting (2)	(178,061)
	Less: Option Plan Vesting (3)	(178,355)
	Net Earnings Increase	($30,884)

4.	Pro Forma Earnings	Before Conversion	Net Earnings Increase	After Conversion
	12 Months ended March 31, 2011 (reported)	$2,155,000	($30,884)	$2,124,116
	12 Months ended March 31, 2011 (core)	$1,160,380	($30,884)	$1,129,496

5.	Pro Forma Net Worth	Before Conversion	Net Capital Proceeds	Tax Benefit of Foundation	After Conversion
	March 31, 2011	$28,230,000	$28,041,323	$0	$56,271,323
	March 31, 2011 (Tangible)	$28,230,000	$28,041,323	$0	$56,271,323

6.	Pro Forma Assets	Before Conversion	Net Cash Proceeds	Paydown of FHLB Adv.	Tax Benefit of Foundation	After Conversion
	March 31, 2011	$294,546,000	$28,041,323	$0	$0	$322,587,323

(1) ESOP stock (8% of offering) amortized over 20 years, amortization expense is tax effected at 34%.
(2) Stock programs (4% of offering) amortized over 5 years, amortization expense is tax effected at 34%.
(3) Option valuation based on Black-Scholes model, 5 year vesting, and assuming 25% taxable.

EXHIBIT 5

Firm Qualifications Statement

RP® FINANCIAL, LC.

Serving the Financial Services Industry Since 1988

FIRM QUALIFICATION STATEMENT

RP® Financial ("RP®) provides financial and management consulting, merger advisory and valuation services to the financial services industry nationwide. We offer a broad array of services, high quality and prompt service, hands-on involvement by principals and senior staff, careful structuring of strategic initiatives and sophisticated valuation and other analyses consistent with industry practices and regulatory requirements. Our staff maintains extensive background in financial and management consulting, valuation and investment banking. Our clients include commercial banks, thrifts, credit unions, mortgage companies, insurance companies and other financial services companies.

STRATEGIC PLANNING SERVICES

RP®'s strategic planning services are designed to provide effective feasible plans with quantifiable results. We analyze strategic options to enhance shareholder value, achieve regulatory approval or realize other objectives. Such services involve conducting situation analyses; establishing mission/vision statements, developing strategic goals and objectives; and identifying strategies to enhance franchise and/or market value, capital management, earnings enhancement, operational matters and organizational issues. Strategic recommendations typically focus on: capital formation and management, asset/liability targets, profitability, return on equity and stock pricing. Our proprietary financial simulation models provide the basis for evaluating the impact of various strategies and assessing their feasibility and compatibility with regulations.

MERGER ADVISORY SERVICES

RP®'s merger advisory services include targeting potential buyers and sellers, assessing acquisition merit, conducting due diligence, negotiating and structuring merger transactions, preparing merger business plans and financial simulations, rendering fairness opinions, preparing mark-to-market analyses, valuing intangible assets and supporting the implementation of post-acquisition strategies. Our merger advisory services involve transactions of financially healthy companies and failed bank deals. RP® is also expert in de novo charters and shelf charters. Through financial simulations, comprehensive data bases, valuation proficiency and regulatory familiarity, RP®'s merger advisory services center on enhancing shareholder returns.

VALUATION SERVICES

RP®'s extensive valuation practice includes bank and thrift mergers, thrift mutual-to-stock conversions, goodwill impairment, insurance company demutualizations, ESOPs, subsidiary companies, merger accounting and other purposes. We are highly experienced in performing appraisals which conform to regulatory guidelines and appraisal standards. RP® is the nation's leading valuation firm for thrift mutual-to-stock conversions, with appraised values ranging up to $4 billion.

OTHER CONSULTING SERVICES

RP® offers other consulting services including evaluating the impact of regulatory changes (TARP, etc.), branching and diversification strategies, feasibility studies and special research. We assist banks/thrifts in preparing CRA plans and evaluating wealth management activities on a de novo or merger basis. Our other consulting services are facilitated by proprietary valuation and financial simulation models.

KEY PERSONNEL (Years of Relevant Experience & Contact Information)

Ronald S. Riggins, Managing Director (30)	(703) 647-6543	rriggins@rpfinancial.com
William E. Pommerening, Managing Director (27)	(703) 647-6546	wpommerening@rpfinancial.com
Gregory E. Dunn, Director (28)	(703) 647-6548	gdunn@rpfinancial.com
James P. Hennessey, Director (25)	(703) 647-6544	jhennessey@rpfinancial.com
James J. Oren, Director (24)	(703) 647-6549	joren@rpfinancial.com
Timothy M. Biddle, Senior Vice President (21)	(703) 647-6552	tbiddle@rpfinancial.com
Janice Hollar, Senior Vice President (29)	(703) 647-6554	jhollar@rpfinancial.com

Washington Headquarters
Rosslyn Center
1100 North Glebe Road, Suite 1100
Arlington, VA 22201
www.rpfinancial.com

Telephone: (703) 528-1700
Fax No.: (703) 528-1788
Toll-Free No.: (866) 723-0594
E-Mail: mail@rpfinancial.com